June 10, 2005

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
450 Fifth Street, NW
Washington, DC 20549

RE:  ORTHOMETRIX, INC.
     FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004
     FORM 10-QSB FOR THE QUARTER ENDED MARCH 31, 2005
     FILE NO. 000-26206

Dear Sir or Madam:

Reference is hereby made to the comment letter of Michele Gohlke, Branch Chief of the staff (the "Staff") of the Division of Corporation Finance of the
Securities and Exchange Commission, dated May 25, 2005 (the "Comment Letter"), addressed to Neil H. Koenig, Chief Financial Officer of Orthometrix, Inc. (the
"Company"). A copy of the Comment Letter is attached as Exhibit A to this letter, and the numbered responses below correspond to the numbered comments of the Comment Letter. The Company has prepared an amendment to its Form 10-KSB for the year ended December 31, 2004 (the "Amended 10-KSB") in order to address certain of the comments of the Comment Letter. A copy of the Amended 10-KSB is attached to this letter as Exhibit B. In accordance with the Company's discussion with Tara Harkins, the Company will file the Amended 10-KSB with the
Securities and Exchange Commission following approval by the Staff.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

ITEM 7.  FINANCIAL STATEMENTS, PAGE 20

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE 21

1.   The Company acknowledges the Staff's comment and notes that, in Note 14, the referenced events have been disclosed as subsequent events and designated as "unaudited". Our auditors do not believe their report should be dual-dated with respect to such unaudited information.

NOTES TO THE FINANCIAL STATEMENTS, PAGE 26

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE 26

REVENUE AND COST RECOGNITION, PAGE 27

2.   The Company acknowledges the Staff's comment and has addressed it in the
     Amended 10-KSB with the following disclosure:

Securities and Exchange Commission
June 10, 2005

            "The Company offers one-year warranties on both hardware and software components of its bone densitometry systems and
            musculoskeletal development products. The Company also offers six-month warranties on replacement parts. The Company's warranties to their customers are "backed up" (i.e., the Company offers the same warranties to its customers as are received by the Company from the manufacturers of the subject products) by the respective manufacturers' warranties. Therefore, no warranty reserve is required by products sold by the Company."

EXHIBIT 31.1 AND EXHIBIT 31.2

3.   The Company acknowledges the Staff's comment and notes that the Amended
     10-KSB includes certification of the Company's CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-B.

FORM 10-QSB FOR THE QUARTER ENDED MARCH 31, 2005

ITEM 1.  FINANCIAL STATEMENTS, PAGE 2

NOTES TO FINANCIAL STATEMENTS, PAGE 5

NOTE 6.  RELATED PARTY TRANSACTIONS, 7

4.   The Company acknowledges the Staff's comments and will revise its future filings to clarify the following:

     -   On December 15, 2004, the Company's board of directors authorized the commencement of negotiations with Psilos Group Partners II SBIC, L.P.
         ("Psilos") and other parties regarding the private sale of shares of the Company's common stock. The board determined that a sale price equal to the average closing price over the 30 day period preceding the closing date less 20% would be appropriate. When negotiations with
         Psilos began on December 15, 2004 such discounted average price was approximately $0.28 per share. When Psilos was ready to close the transaction on March 3, 2005, such discounted average price had decreased to approximately $0.24 per share. The parties agreed to price the deal at $0.25 per share, with Psilos being issued 4,000,000 shares.
         At the request of Psilos, Mr. Bonmati accepted to purchase 400,000 shares on the same terms. The board unanimously authorized and ratified the transaction, with the related parties abstaining from the vote.

     -   The discount on the 4,000,000 shares issued to Psilos, of which Dr.
         Waxman is the Senior Managing Member, did not relate, in any part, to compensation for director services.

Securities and Exchange Commission
June 10, 2005

     -   The issuance to Mr. Bonmati, an officer, was made on the same terms as the issuances to the other investors. No charge was necessary relating to these shares.

     -   With respect to the remaining 360,000 shares issued, none of the investors were employees or officers of the Company.

ITEM 3. CONTROLS AND PROCEDURES - PAGE 14

5. The Company acknowledges the Staff's comments and will revise its future filings to include the following disclosure:

        "There has been no change in the Company's internal control over financial reporting during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect the Company's internal controls over financial reporting."

In connection with responding to your comments, the Company acknowledges that:

     o   The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o   Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o   The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing responses satisfactorily address the Staff's comments. If you have any questions or further comments, please do not hesitate to contact me at (212) 867-8711 or via facsimile at (212) 867-8723.

Sincerely,

/s/ Neil H. Koenig
---------------------------
Neil H. Koenig
Chief Financial Officer

Encls.

                                                                       EXHIBIT A

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              450 FIFTH STREET N.W.
                              WASHINGTON, DC 20549

                                   [SEC LOGO]
                                [GRAPHIC OMITTED]

                              FACSIMILE TRANSMITTAL

                                  MAY 26, 2005

PLEASE DELIVER THE FOLLOWING PAGES TO:

NAME:              MR. NEIL H. KOENIG

ORGANIZATION:      ORTHOMETRIX, INC.

TELECOPIER NUMBER: 212-467-4723

TOTAL NUMBER OF PAGES, INCLUDING COVER SHEET: 5

RE:  COMMENTS ON FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004 AND
     FORM 10-QSB FOR THE QUARTER ENDED MARCH 31, 2005

FROM:       Tara L. Harkins
            Division of Corporation Finance

            Telephone Number: (202) 551-3639

IF YOU DO NOT RECEIVE ALL PAGES, PLEASE TELEPHONE THE ABOVE NUMBER FOR
ASSISTANCE.

NOTE:    THIS DOCUMENT MAY CONTAIN PRIVILEGED AND NONPUBLIC INFORMATION. IT IS
         INTENDED ONLY FOR THE USE OF THE INDIVIDUAL OR ENTITY NAMED ABOVE,
         AND OTHERS WHO SPECIFICALLY HAVE BEEN AUTHORIZED TO RECEIVE IT. IF
         YOU ARE NOT THE INTENDED RECIPIENT OF THIS FACSIMILE, OR THE AGENT
         RESPONSIBLE FOR DELIVERING IT TO THE INTENDED RECIPIENT, YOU HEREBY
         ARE NOTIFIED THAT ANY REVIEW, DISSEMINATION, DISTRIBUTION, OR COPYING
         OF THIS COMMUNICATION STRICTLY IS PROHIBITED. IF YOU HAVE RECEIVED
         THIS COMMUNICATION IN ERROR, PLEASE NOTIFY US IMMEDIATELY BY
         TELEPHONE

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
[SEC LOGO]                   WASHINGTON, D.C. 20549
[GRAPHIC OMITTED]

    DIVISION OF
CORPORATION FINANCE

        Mail Stop 6010

                                  May 25, 2005

        Mr. Neil H. Koenig
        Chief Financial Officer
        Orthometrix, Inc.
        106 Corporate Park Drive, Suite 102
        White Plains, New York 10604

                RE:  ORTHOMETRIX, INC.
                     FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004
                     FORM 10-QSB FOR THE QUARTER ENDED MARCH 31, 2005
                     File No. 000-26206

        Dear Mr. Koenig:

                We have reviewed your filings and have the following comments.
        We have limited our review of your filing to those we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

                Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Mr. Neil H. Koenig
        Orthometrix, Inc.
        May 25, 2005

        Form 10-KSB for the Year Ended December 31, 2004

        Item 7. Financial Statements, page 20

        Report of Independent Registered Public Accounting Firm, page 21

        1.    In Note 14, you disclose that you entered into two Securities
              Purchase Agreements on February 25, 2005 and March 3, 2005. In
              addition, you disclose that you repaid various outstanding loan amounts on March 4, 2005. The audit opinion is dated February 3,
              2005 and is not dual-dated for the events identified in Note 14 to the financial statements that occurred after the report date.
              Please request your auditors to revise its report to update its opinion for the events disclosed in Note 14. Refer to AU Section
              530.04-.05.

        Notes to the Financial Statements, page 26

        Note 2. Summary of Significant Accounting Policies, page 26

        Revenue and Cost Recognition, page 27

        2.    We note that you provide warranties to your customers for hardware and software components of your bone densitometry systems, except for computer systems, if any, that are covered by their
              manufacturers' warranty. We note that you estimate future claims for these warranties at the time of sale. We further note your disclosure on page 17 that your products are covered by warranties provided by your vendors and you record a warranty reserve for these warranties. Tell us and revise this filing to address the following:

              o   Clarify the nature of the warranties that you provide to your customers for the products sold. Describe which products are covered by vendor warranties or your own warranties.

              o   Provide the disclosures required by paragraph 14 of FIN 45.

          Exhibit 31.1 and Exhibit 31.2

        3.    We note that the certifications filed as Exhibits 31.1 and 31.2 were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required
              certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit
              31.1 pursuant to Part III.E of Release No. 8238. Accordingly, please file an amendment to your Form 10-KSB that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item
              601(b)(31) of Regulation S-B.

        Mr. Neil H. Koenig
        Orthometrix, Inc.
        May 25, 2005

        Form IO-QSB for the Quarter Ended March 31, 2005

        Item 1. Financial Statements, page 2

        Notes to Financial Statements, page 5

        Note 6. Related Party Transactions, page 7

        4.    We note that on March 3, 2005, you issued a total of 4,760,000 shares of common stock at $.25 per share, or $.18 per share less than the market price at that date. Please tell us and revise future filings to clarify your disclosures relating to this transaction:

              o   Tell us how you determined the fair value was $.25 per share.
                  Revise future filings to discuss the circumstances that led to the stock being issued to a related party at a discount to the market price.

              o   Tell us whether the discount on the 4,000,000 shares issued to
                  Dr. Waxman, a director, was in any part related to
                  compensation for director services. If so, tell us how you have accounted for such compensation charge.

              o   Tell us how you have accounted for the discount on the 400,000 shares issued to Mr. Bonmati, an officer. It does not appear that you recorded any charge to the statement of operations related to this issuance. Tell us why you concluded that no charge was necessary relating to these shares, including
                  reference to any accounting literature on which you based your conclusion.

              o   With respect to the remaining 360,000 shares issued, tell us whether any of the investors were employees or officers. If so, explain how you accounted for any compensation charge
                  related to the $.18 discount.

        Item 3. Controls and Procedures - Page 14

        5.    Please tell us and revise your future filings to include the disclosure concerning changes in your internal control over financial reporting to indicate whether there was any change in your internal control over financial reporting that occurred during the most recent fiscal quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308(c) of Regulation
              S-B as amended effective August 13, 2003.

                                   * * * *

        Mr. Neil H. Koenig
        Orthometrix, Inc.
        May 25, 2005

                 As appropriate, please amend your December 31, 2004 Form 10-KSB and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

                 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

                 In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

        o   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

        o   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

        o   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                 In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

                 You may contact Tara Harkins, Staff Accountant, at (202)
         551-3639, Kevin Vaughn, Staff Accountant at (202) 551-3643 or me at
         (202) 551-3327 if you have questions regarding these comments.

                                                Sincerely,

                                                /s/ Michele Gohlke
                                                ----------------------
                                                Michele Gohlke
                                                Branch Chief

                                                                       EXHIBIT B

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 10-KSB/A
                                (AMENDMENT NO. 1)

                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004         Commission file No.  0-26206

                                Orthometrix, Inc.
                              ---------------------
        (Exact name of small business issuer as specified in its charter)

              Delaware                                  06-1387931
-----------------------------------      ---------------------------------------
  (State or other jurisdiction of          (I.R.S. Employer Identification No.)
   incorporation or organization

106 Corporate Park Drive, Suite 102, White Plains, NY                 10604
-----------------------------------------------------              ------------
       (Address of principal executive office)                      (Zip Code)

      Registrant's telephone number, including area code     (914) 694-2285
                                                         --------------------

Securities registered pursuant to Section 12(b) of the Act:

                                      NONE

Securities registered pursuant to Section 12(g) of the Act:

                    COMMON STOCK, PAR VALUE $0.0005 PER SHARE

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days. Yes X    No
                                      ---      ---

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-B is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB [X]

Registrant's revenues for its most recent year were $1,179,877.

The aggregate market value of the registrant's Common Stock, par value $0.0005 per share, held by non-affiliates of the registrant as of March 15, 2005 was
$5,888,254.50 based on the price of the last reported sale on the OTC Bulletin
Board.

As of March 15, 2005 there were 42,902,368 shares of the registrant's Common
Stock, par value $0.0005 per share, outstanding.

                       DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Orthometrix, Inc. Proxy Statement for the 2005 Annual Meeting of
Stockholders are incorporated by reference in Items 9, 10, 11 and 12 of Part III of this Form 10-KSB. A definitive proxy statement will be filed with the
Securities and Exchange Commission within 120 days after the close of the fiscal year covered by this Form 10-KSB.

                                TABLE OF CONTENTS

                                                                          Page
                                                                         ------
INTRODUCTION                                                                3

ITEM 1.        BUSINESS                                                     3

ITEM 2.        PROPERTIES                                                  15

ITEM 3.        LEGAL PROCEEDINGS                                           15

ITEM 4.        SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS         15

ITEM 5.        MARKET FOR REGISTRANT'S COMMON EQUITY AND
                 RELATED STOCKHOLDER MATTERS                               16

ITEM 6.        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS                       16

ITEM 7.        FINANCIAL STATEMENTS                                        20

ITEM 8.        CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
                 ACCOUNTING AND FINANCIAL DISCLOSURE                       41

ITEM 8a        CONTROLS AND PROCEDURES                                     41

ITEMS 9, 10, 11 and 12 DOCUMENTS INCORPORATED BY REFERENCE                 42

ITEM 13.       EXHIBITS                                                    42

ITEM 14.       PRINCIPAL ACCOUNTING FEES AND SERVICES                      45

                                  INTRODUCTION

         The statements included in this Report regarding future financial performance and results and other statements that are not historical facts constitute forward-looking statements. The words "believes," "intends,"
"expects," "anticipates," "projects," "estimates," "predicts," and similar expressions are also intended to identify forward-looking statements. These forward-looking statements are based on current expectations and are subject to risks and uncertainties. In connection with the "safe harbor" provisions of the
Private Securities Litigation Reform Act of 1995, Orthometrix, Inc.,
("Orthometrix" or the "Company" or "OMRX"), cautions the reader that actual results or events could differ materially from those set forth or implied by such forward-looking statements and related assumptions due to certain important factors, including, without limitation, the following: (i) the effect of product diversification efforts on future financial results; (ii) the availability of new products and product enhancements that can be marketed by the Company; (iii)
the importance to the Company's sales growth and that regulatory approval of products be granted, particularly in the United States; (iv) the acceptance and adoption by primary care providers of new products and the Company's ability to expand sales of its products to these physicians; (v) adverse affect resulting from changes in the reimbursement policies of governmental programs (e.g.,
Medicare and Medicaid) and private third party payors, including private insurance plans and managed care plans; (vi) the high level of competition in the rehabilitation and physical therapy markets; (vii) the high level of competition in the pain management market; (viii) changes in technology; (ix)
the Company's ability to continue to maintain and expand acceptable relationships with third party dealers and distributors; (x) the Company's ability to provide attractive financing options to its customers and to provide customers with fast and efficient service for the Company's products; (xi)
changes that may result from health care reform in the United States may adversely affect the Company; (xii) the Company's cash flow and the results of its ongoing financing efforts; (xiii) the effect of regulation by the United
States Food and Drug Administration ("FDA") and other government agencies; (xiv)
the Company's ability to secure FDA approval to market its products; (xv) the effect of the Company's accounting policies; (xvi) the outcome of pending litigation; and (xvii) other risks described elsewhere in this Report and in other documents filed by the Company with the Securities and Exchange
Commission. The Company is also subject to general business risks, including adverse state, federal or foreign legislation and regulation, adverse publicity or news coverage, changes in general economic factors and the Company's ability to retain and attract key employees. Any forward-looking statements included in this Report are made as of the date hereof, based on information available to the Company as of the date hereof, and, subject to applicable law, the Company assumes no obligation to update any forward-looking statements.

                                     PART I

ITEM 1.  BUSINESS.

         Orthometrix, Inc. markets, sells and services several musculoskeletal product lines used in pharmaceutical research, diagnosis and monitoring of bone and muscle disorders, sports medicine, rehabilitative medicine, physical therapy and pain management. Prior to April 11, 2002, the Company also developed, manufactured, sold and serviced a broad line of traditional bone densitometers used to assess bone mineral content and density, one of several factors used by physicians to aid in the diagnosis and monitoring of bone disorders, particularly osteoporosis. This line of products, which was the Company's primary business, was sold on April 11, 2002 to CooperSurgical Acquisition Corp.
("Cooper"), a wholly-owned subsidiary of the Cooper Companies, Inc. (NYSE:COO)
(the "Asset Sale"). As of April 11, 2002, the Company changed its name from
Norland Medical Systems, Inc. to Orthometrix, Inc. As a result of the Asset
Sale, the Company's subsidiaries became inactive and were subsequently dissolved in 2003.

                                     - 3 -

         During the past two years, the Company has experienced aggregate losses from operations of $3,293,341 and has incurred a total negative cash flow from operations of $2,180,729 for the same two-year period. The Company does not currently have an operating line of credit. These matters raise substantial doubt about the Company's ability to continue as a going concern. The Company's continued existence is dependent upon several factors, including increased sales volume and the ability to achieve profitability on the sale of some of the
Company's remaining product lines. The Company is pursuing initiatives to increase liquidity, including external investments and obtaining a line of credit. The Company has recently completed a $1,740,000 share issuance that will significantly improve the Company's liquidity for the near future. In order to increase its cash flow, the Company is continuing its efforts to stimulate sales. The Company has implemented high credit standards for its customers and is emphasizing the receipt of down payments from customers at the time their purchase orders are received and attempting to more closely coordinate the timing of purchases.

         On April 11, 2002, the Company sold its bone measurement business to
Cooper, the Company's exclusive distributor to U.S. physicians and group practices specializing in Obstetrics and Gynecology. The Company was entitled to receive up to a maximum of $12.0 million for the sale of substantially all its assets and the assumption of certain liabilities. The Company received $3.5 million of the purchase price at the closing of the Asset Sale. An additional
$1.0 million of the remaining purchase price (plus or minus any required purchase price adjustment) was to be released to the Company by Cooper during
August 2002 upon submission to the Company by Cooper of a closing statement setting forth the value of the net assets and liabilities of the transferred business in the Asset Sale as of the closing date of the Asset Sale. In August
2002, Cooper submitted a closing statement to the Company and notified the
Company of a downward adjustment to the purchase price based on Cooper's purported valuation of the net assets and liabilities of the transferred business. Based on its downward adjustment, Cooper paid approximately $405,000 to the Company on August 16, 2002. The Company did not agree with Cooper's valuation of the applicable net assets and liabilities and, accordingly, did not agree with Cooper's downward purchase price adjustment. The Company and Cooper were unable to settle the disagreement and engaged an independent accounting firm to provide a binding resolution of such disagreement. During June 2003 the arbitrator settled the disagreement in favor of the Company for $268,569.
Accordingly, the Company received a total of $673,569 out of the potential
$1,000,000 installment payable in connection with the Asset Sale to Cooper. The settlement from Cooper was received in July 2003. The full amount of the remaining $500,000 installment of the purchase price was released by Cooper to the Company on January 30, 2004, without any adjustment. The Company recorded a gain from the Asset Sale of $4.3 million during the year ending December 31,
2002.

         In addition, the Company was eligible to receive up to an additional
$7.0 million in earn-out payments based on the net sales of certain products over a three-year period from May 1, 2002 to April 30, 2005. No amounts have been earned through March 15, 2005 and the Company does not anticipate receiving any proceeds from the earn-out.

         The Company markets, sells and services a wide range of proprietary non-invasive musculoskeletal and other devices through two divisions, a healthcare division and a sports & fitness division. The healthcare division markets, sells and services (1) pQCT(R) (peripheral Quantitative Computed
Tomography) bone and muscle measurement systems used for musculoskeletal research and clinical applications (including for bone disorders and human performance)- the XCT(TM) product line; and (2) patented exercise systems used for physical therapy, sports medicine and rehabilitative medicine - the
Galileo(TM) and Leonardo(TM) product lines, as well as the Mini VibraFlex. The healthcare division is continuing to work towards completion of the premarket approval ("PMA") process for its Orbasone(TM) pain management system (ESWT or
Extracorporal Shock Wave Therapy), which will be added to its product line upon successful completion of the study and approval of the system by the United
States Food and Drug Administration (the "FDA"). The sports & fitness division markets, sells and services patented exercise systems to fitness centers, gyms, sports clubs and associations and to the general public - the VibraFlex(R)
product line. The sports & fitness division's product line includes the Mini
VibraFlex(R), the Mini VibraFlex(R) Plus and the

                                     - 4 -

VibraFlex(R) 500. The Company also intends to introduce the VibraFlex Rx in the near future to replace the Galileo 2000 in the physical therapy, sports medicine and rehabilitation markets. The VibraFlex products are based on the same patented technology as the Galileo products and offer a novel approach to muscle strength development given that such products are based on short and intense stimulations of the muscles.

         The Company is in the process of assembling a sales organization to market the VibraFlex equipment in the U.S. and Canada.

RECENT DEVELOPMENTS

         In February 2004, the Company introduced the VibraFlex(R) 500, the Mini
VibraFlex(R) and the Mini VibraFlex(R) Plus. Assembled in the U.S., the
VibraFlex 500 is based on the same patented technology as the Galileo 2000 and offer a novel approach to muscle strength development given that such products are based on short and intense stimulations of the muscles. The VibraFlex 500 and the Mini VibraFlex Plus have been designed for the fitness clubs and the home exercise markets. Delivery of the first VibraFlex 500 units to fitness clubs occurred in December 2004. The products are being tested by a variety of potential users but no significant orders have been received.

MARKETS AND PRODUCTS

         The Company currently offers 5 product types comprised of a total of 16 models: 6 models of pQCT systems for bone & muscle research application (XCT
Research SA, XCT Research SA+, XCT Research M, XCT Research M+, XCT Microscope,
and XCT 3000 Research); 2 models of pOCT systems for clinical application related to bone & muscle disorders (XCT 2000L and XCT 3000); 5 models of patented powered exercise systems for rehabilitation and physical therapy (Mini
VibraFlex(R), Galileo XS, Galileo Home Plus, Galileo "Kipptisch" and Galileo
2000); 1 model of human performance measurement system (Leonardo); and 2 models of VibraFlex for sports and fitness (Mini VibraFlex(R) Plus and VibraFlex(R)
500). In addition, the Company has several products under development, such as the VibraFlex Rx for sports medicine, rehabilitation and physical therapy.

The following is a description of each of the Company's product types and primary models.

1. BONE & MUSCLE DISORDERS / PHARMACEUTICAL RESEARCH

         We believe that over the past decade, peripheral Quantitative Computed
Tomography (pQCT(R)) has replaced Dual Energy Bone Absorptiometry (DEXA or DXA)
as the technology of choice for pharmaceutical research laboratories specializing in bone disorders such as osteoporosis. Unlike DXA, pQCT allows true volumetric measurement of both bones and muscles. We believe that it allows not only faster assessment of new therapeutic agents but also their impact on the entire musculoskeletal system.

         The Company directly markets, sells and services in the US and Canada the following pQCT systems for in vivo and in vitro research:

XCT Research SA/SA+ (bone/muscle measurement for small laboratory animals such as rats);
XCT Research M/M+ (bone/muscle measurement for transgenic mice);
XCT Microscope - (bone measurement for in vitro research);
XCT 3000 Research - (bone/muscle measurement for large laboratory animals such as primates).

                                     - 5 -

         Stratec Medizintechnik GmbH ("Stratec"), a worldwide leader in pQCT technology, manufactures these systems in Germany and markets them in the rest of the world. North America accounts for about 80% of the worldwide research market.

2. BONE DISORDERS / DIAGNOSTIC AND MONITORING

         The clinical market is usually lagging several years behind the research market. Therefore, DXA still is the "gold standard" in the diagnostic and monitoring of bone disorders, in spite of its shortcomings. However, the two-dimensional nature of DXA technology makes it of little value in situations when parameters such as bone thickness or bone cross section area need to be measured (orthopedics) or when long bones continue to grow (pediatrics).

         The Company directly markets, sells and services in the US and Canada the following pQCT systems for clinical assessment and monitoring of bone density and architecture:

XCT2000L (bone/muscle measurement at the forearm and foot/tibia);
XCT 3000 (bone/muscle measurement at the tibia and femur).

         All systems are principally marketed to the pediatrics and orthopedics specialties. Stratec, a worldwide leader in pQCT technology, manufactures these systems in Germany and markets them in the rest of the world.

         Sales, rental, and service of all pQCT systems for in vivo and in vitro research, clinical assessment and monitoring of bone density and architecture represented approximately 70% of the Company systems sales from operations during fiscal year 2004.

3. PATIENTS WITH INCONTINENCE THAT BENEFIT FROM EXERCISE

                  Our target is the large incontinence market. It is well
recognized that exercise of the perineal muscles can improve their strength and reduce incontinence. The Galileo(TM) 2000 is a patented powered exercise system that allows patients with incontinence to stimulate such muscles at a rapid
(25/30 Hz) rate, providing them with the exercise that can reduce incontinence.
The Galileo systems are made by Novotec Medical GmbH ("Novotec"). The Company intends to introduce the VibraFlex Rx in the near future to replace the Galileo
2000. Unlike the Galileo 2000, the VibraFlex Rx will be manufactured for the
Company in the US by Kimchuk, Inc ("Kimchuk")

4. PATIENTS WITH DIABETES THAT BENEFIT FROM EXERCISE

         It is well known that individuals with diabetes benefit from exercise.
In particular, exercise can improve blood circulation in legs of diabetics.
Unfortunately, diabetics usually are not capable of long exercise sessions, and their exercise efforts must be predictable so proper insulin levels can be maintained. The Galileo(TM) rapid (25/30 Hz) stimulation rate, which does not tax the cardiopulmonary system, is well suited to the needs of these individuals. The Galileo allows people with diabetes to enjoy the benefits of exercise. Galileo sales accounted for approximately 25% of total systems sales from operations during fiscal year 2004. The Company intends to introduce the
VibraFlex Rx in the near future to replace the Galileo 2000. Unlike the Galileo
2000, the VibraFlex Rx will be manufactured for the Company in the U.S. by
Kimchuk.

5. REHABILITATION / PHYSICAL THERAPY

         The patented Galileo powered exercise system has already penetrated the
European rehabilitation and physical therapy market. The Galileo 2000 model targets the leg and lower back. The Mini VibraFlex model targets the arm and shoulder muscles. The system now is marketed in the U.S. for the rehabilitation of muscle, tendons and ligaments, and to improve muscle strength and coordination. Like the Galileo 2000, the Mini VibraFlex system is

                                     - 6 -

also made by Novotec. The Company intends to introduce the VibraFlex Rx in the near future to replace the Galileo 2000. Unlike the Galileo 2000, the VibraFlex
Rx will be manufactured for the Company in the U.S. by Kimchuk.

These systems are specifically used to:
     o   Exercise postural muscles, joints and reflexes;
     o   Improve muscle strength, reflexes and joint motions;
     o   Redevelop postural muscles, joints and reflexes after injury/disease;
     o   Reduce the pain and disability associated with Osteoarthritis; and
     o   Allow patients with Parkinson's disease to benefit from exercise that can slow the progress of the disease.

         The Leonardo(TM) measures various key parameters of human performance, such as force and power. It has been designed to help the rehabilitation specialist and the physical therapist measure the progress made by his/her patients. The Leonardo system is made by Novotec. Leonardo sales accounted for less than 2% of total systems sales from operations during fiscal year 2004.

6. SPORTS AND FITNESS

         The VibraFlex is a revolutionary exercise system based on the same new and patented concept as the Galileo systems. Many European athletes and professional teams already use the Galileo as an inherent part of their training to increase muscle power (ski, soccer, volley ball, basket ball, tennis). One of the first U.S. athletes to use the Galileo system was Lance Armstrong, several times winner of the Tour de France. The Chicago White Sox baseball team was the first U.S. professional sports team to use the Galileo. The patented Galileo technology was developed for Rehabilitative Medicine and Physical Therapy to
improve various conditions affecting muscle, tendons and ligaments, improve muscle strength/coordination, and blood circulation. The VibraFlex system has been developed by the Company to make the powerful Galileo technology affordable to the sports & fitness industry and to the home exercise market. The VibraFlex
500 model targets the leg and lower back while the Mini VibraFlex Plus model targets the arm and shoulder muscles. The VibraFlex 500 model is manufactured for the Company in the U.S. by Kimchuk, and the Mini VibraFlex Plus model is manufactured for the Company by Novotec.

7. PRODUCTS AND APPLICATIONS UNDER DEVELOPMENT

     o   PAIN MANAGEMENT: Manufactured for MIP GmbH, a Swiss Corporation
         ("MIP"), under a contractual arrangement by Nippon Infrared Industries
         Co., Ltd. (Japan), the Orbasone(TM) was classified in August 1998 by the FDA as a Class I therapeutic vibrator (21 CFR ss.890.5975) exempt from the 510(k) requirements of the Federal Food, Drug and Cosmetic
         Act. The Company distributed the Orbasone and began generating modest sales in fiscal year 2000. The Orbasone delivers energy waves
         (Extracorporeal Shock Wave Treatment or ESWT) that provide relief to patients from minor pain in soft tissues at the treatment site, which is typically, the foot, ankle, elbow or shoulder. The 30 to 40 minute treatment sessions are delivered to patients under the supervision and care of a physician such as an orthopedic surgeon or podiatrist. On
         June 21, 2000, the FDA informed MIP that the FDA erred in its 1998 decision and rescinded its determination that the Orbasone was an exempt product. As a result, the Company suspended sales of the
         Orbasone pending FDA review of the product in June 2000. The FDA determined that the Orbasone was a Class III device requiring pre-market approval ("PMA"). During 2002, the Company acquired the rights to manufacture the Orbasone under license from MIP and initiated a clinical study as part of the PMA process. The Company is continuing to work towards completion of the PMA process for its Orbasone pain management system, which will be added to the U.S. product line upon successful completion of the process and approval by the FDA. The
         Orbasone is marketed by MIP in Europe and Asia, but not yet available for sale in the U.S.

                                     - 7 -

     o   DIABETES: The Company intends to conduct clinical studies to quantify the benefits of exercising with the VibraFlex for patients at various stages of the disease (neuropathy).

     o   SPINAL CORD INJURIES: The first major U.S. rehabilitation center to use the Galileo was the Rusk Institute for Rehabilitative Medicine of New
         York University Medical Center. In addition to routine motor and cardiac rehabilitation situations, our Galileo system is being studied in various patient populations, including those with Parkinson's disease and spinal cord injuries. The Company intends to introduce the
         VibraFlex Rx when available, to be utilized in these situations.

SALES, MARKETING AND CUSTOMER SERVICE

         The Company currently employs one Sales Manager for Rehabilitation /
Fitness, one Sales Administration Manager, one full-time pQCT Sales Applications
Consultant, one Marketing Manager and two Service Engineers.

         The Company sells pQCT Research systems and pQCT Clinical systems directly to its customers, whether they are research or clinical institutions.
For Galileo, VibraFlex and Leonardo sales, the Company typically uses an exclusive independent sales representative to cover one or more states. The
Company also sells directly to its customers in those markets where the Company does not have third party sales representatives. The Company's sales staff is responsible for the support and supervision of independent sales representatives within their geographic region. Support includes participation in trade shows, symposiums, customer visits, product demonstrations, ongoing distribution of literature and publications, sales training and presentations of financing programs. The Company is in the process of expanding its network of independent sales representatives to make use of the country's large market of rehabilitation centers, physical therapists and fitness facilities. The Company has also started an effort to recruit a network of international distributors.

         Marketing efforts are focused primarily on supporting the Sales Manager for Rehabilitation / Fitness and the pQCT Sales Applications Consultant in their direct sales and management of sales representatives, managing sales requests received on the Company's websites, managing sales lead generation programs, managing product introductions and new product financing programs, designing and maintaining media support such as brochures, manuals, and trade show material, and developing and maintaining the Company Web sites.

         The Company offers one-year warranties on both the hardware and software included in its systems (except for computer systems, if any, which are covered under their respective manufacturers' warranty), as well as extended warranty contracts. The Company provides warranty services to its customers. Any costs incurred by the Company in connection with a warranty of a system not manufactured by the Company are borne by such manufacturer pursuant to the applicable distribution agreement.

         The Company has no obligation to provide any other services to its third party independent sales representatives or other customers. However, the
Company does offer non-warranty services and a range of other product support services in cooperation with its third-party independent sales representatives.
The Company also offers training at customer locations and the Company's facilities to end-user customers, independent sales representatives and service technicians.

MANUFACTURING

         Following the sale of its bone measurement business, the Company relied exclusively on third parties for the manufacturing of its products.

                                     - 8 -

         Manufacturing processes for the products marketed by the Company are subject to stringent federal, state and local laws and regulations governing the use, generation, manufacture, storage, handling and disposal of certain materials and wastes. In the United States, such laws and regulations include the Occupational Safety and Health Act, the Environmental Protection Act, the
Toxic Substances Control Act, and the Resource Conservation and Recovery Act.
The Company believes that it has complied in all material respects with such laws and regulations. There can be no assurance that the Company will not be required to incur significant costs in the future with respect to compliance with such laws and regulations.

BONE & MUSCLE DISORDERS PRODUCTS

         The pQCT products marketed by the Company were developed and are manufactured by Stratec at its facilities located in Pforzheim, Germany.
Manufacturing consists primarily of testing of components, final assembly and systems testing. All establishments, whether foreign or domestic, manufacturing medical devices for sale in the United States are subject to periodic inspections by or under the authority of the FDA to determine whether the manufacturing establishment is operating in compliance with FDA Quality System
Regulation ("QSR") requirements. The Company is dependent on Stratec to manufacture the pQCT products that the Company and others market in amounts and at levels of quality necessary to meet demand. The Company has no ownership interest in Stratec.

         Some components are manufactured in accordance with custom specifications and require substantial lead times. While efforts are made to purchase components from more than one source and to use generally available parts, certain components are available from only one or a limited number of sources. In the past, there have been delays in the receipt of certain components, although to date no such delays have had a material adverse effect on the Company. The Company believes that Stratec has sufficient manufacturing capacity to supply the Company's product needs for at least the next twelve months.

MUSCULOSKELETAL DEVELOPMENT PRODUCTS

         The Galileo, Leonardo and the Mini VibraFlex products marketed by the
Company were developed and are manufactured by Novotec at its facilities located in Pforzheim, Germany. Manufacturing consists primarily of testing components, forming and painting of plastic covers, final assembly and quality assurance testing. The Company is dependent on Novotec to manufacture the Galileo and Mini
VibraFlex products that the Company and others market in amounts and at levels of quality necessary to meet demand. The Company has no ownership interest in
Novotec.

        Some components are manufactured in accordance with specifications that are specific to the Galileo, Leonardo and Mini VibraFlex products and require substantial lead times. Until such time as production quantities increase to a level that provides for opportunities to realize economies of scale and dual sourcing of components, each component is generally purchased from a limited number of sources and is subject to the risk that its availability could become delayed. To date there have been no delays in production which have had a material adverse effect on the Company. The Company believes that Novotec has sufficient capacity to supply the Company's need for Galileo, Leonardo and Mini
VibraFlex products for at least the next 12 months.

         The VibraFlex 500 product marketed by the Company was developed by the
Company and is manufactured for the Company by Kimchuk, Inc. at its facilities located in Connecticut. Manufacturing consists primarily of testing components, forming and painting of plastic covers, final assembly and quality assurance testing. The Company is dependent on Kimchuk to manufacture the VibraFlex 500 product that the Company and others market in amounts and at levels of quality necessary to meet demand. The Company has no ownership interest in Kimchuk.

                                     - 9 -

        Some components are manufactured in accordance with specifications that are specific to the VibraFlex 500 product and require substantial lead times.
Until such time as production quantities increase to a level that provides for opportunities to realize economies of scale and dual sourcing of components, each component is generally purchased from a limited number of sources and is subject to the risk that its availability could become delayed. To date there have been no delays in production which have had a material adverse effect on the Company. The Company believes that Kimchuk has sufficient capacity to supply the Company's need for the VibraFlex 500 product for at least the next 12 months.

PAIN MANAGEMENT SYSTEMS

        In 2002, the Company acquired rights to manufacture the Orbasone under a license from MIP and has since retained Kimchuk to manufacture the Orbasone in the U.S. for the U.S. and Canadian markets. The manufacturing of the Orbasone consists primarily of procuring and testing components, final assembly and quality assurance testing. If and when the Orbasone receives market clearance, the Company will be dependent on several component manufacturers to supply sufficient components for the Orbasone systems, and on Kimchuk to assemble such components, in amounts and at levels of quality necessary to meet demand and be competitive. The Company has no ownership interest in MIP or Kimchuk.

         Some components are produced in accordance with specifications that are specific to the Orbasone and require substantial lead times. Until such time as production quantities increase to a level that provides for opportunities to realize economies of scale and dual sourcing of components, each component is generally purchased from a limited number of sources and is subject to the risk that its availability could become delayed. The Orbasone has not yet been approved by the FDA for sale in the U.S. market.

DISTRIBUTION AGREEMENTS

         Following the sale of its bone measurement business, the Company focused exclusively on its musculoskeletal products. The following parties have provided to the Company rights to market, sell and service certain products:

STRATEC

         The Company and Stratec are parties to an exclusive agreement dated
October 1, 1999 with respect to the marketing, sales and service of pQCT systems in North America. Under the terms of the four-year distribution agreement, the
Company may purchase products from Stratec at a fixed price to be adjusted from time to time by mutual consent. On October 1, 2004, the agreement with Stratec was renewed for one year, and will be renewed automatically on every October 1st for a one-year term until the Company elects to terminate the agreement.

NOVOTEC

         The Company and Novotec are parties to an exclusive agreement dated
October 1, 1999 with respect to the marketing, sales and service of Galileo and
Leonardo systems in North America. Under the terms of the four-year distribution agreement, the Company may purchase products from Novotec at a fixed price to be adjusted from time to time by mutual consent. On October 1, 2004, the agreement with Novotec was renewed for one year, and will be renewed automatically on every October 1st for a one-year term until the Company elects to terminate the agreement.

                                     - 10 -

MIP

         The Company and MIP are parties to a product approval and licensing agreement dated February 12, 2002 with respect to the Orbasone system. Under the terms of the agreement, MIP granted the Company the exclusive and perpetual authority, right and license in North America to seek PMA approval for the
Orbasone, and to manufacture, market, sell and service the Orbasone. The
Orbasone has not yet been approved by the FDA for sale in the U.S. market.

COMPETITION

BONE DENSITOMETRY PRODUCTS

         The Company believes that the pQCT-based products it markets provide measurement capabilities, such as three-dimensional measurements and separate measurement of cortical and trabecular bone, not available with traditional
DXA-based technology, at prices competitive with systems using that technology.
In the research market, the range, accuracy and precision of measurements are the principal competitive factors. Despite the absence of directly similar products, there are a number of competing approaches and products that compete with the pQCT products. Many of the Company's existing competitors and potential competitors have substantially greater financial, marketing and technological resources, as well as established reputations for success in developing, selling and servicing products. The Company expects existing and new competitors will continue to introduce products that are directly or indirectly competitive with the pQCT products. Such competitors may be more successful in marketing such products. There can be no assurance that the Company will be able to continue to compete successfully in this market. The Company sold its traditional DXA-based technology to CooperSurgical on April 11, 2002 and can receive earn-out payments based on the net sales of certain products over a three-year period from May 1,
2002 to April 30, 2005. No amounts have been earned through March 15, 2005 and the Company does not anticipate that it will receive any sales proceeds from the earn-out.

MUSCULOSKELETAL DEVELOPMENT PRODUCTS

         The Galileo and VibraFlex products offer a novel approach to muscle strength development. The owner of Novotec has applied for patents regarding the
Galileo products and has already received certain patents, namely in Germany and in the U.S. Despite the absence of directly similar products, there are a number of competing approaches and products that develop muscle strength. Many of the
Company's existing competitors and potential competitors have substantially greater financial, marketing and technological resources, as well as established reputations for success in developing, selling and servicing products. The
Company expects existing and new competitors will continue to introduce products that are directly or indirectly competitive with the Galileo and VibraFlex products. Such competitors may be more successful in marketing such products.
There can be no assurance that the Company will be able to compete successfully in this market.

         The Company's primary competitors for the sale of musculoskeletal development products are marketers of exercise equipment such as OMNI Fitness and Stairmaster. These companies have products that compete directly with the products marketed by the Company in certain segments of the market. Other smaller companies, such as Power Plate are marketing products that compete directly with the Galileo 2000 and the VibraFlex 500. There can be no assurance that the Company's competitors will fail to develop and market products that make use of the Galileo's and VibraFlex's novel approach or that are lower priced or better performing as compared to the Galileo or VibraFlex products.

                                     - 11 -

         The Company believes that the products it markets compete primarily on the basis of price/performance characteristics, perceived efficacy of results, ease, convenience and safeness of use, quality of service and price. The Company is using its initial product marketing efforts to assess the competitiveness of the Galileo and VibraFlex products, which the Company recently introduced to the
U.S. market.

PAIN MANAGEMENT SYSTEMS

         The pain management systems market is highly competitive. Several companies have developed or are developing devices that compete or will compete with the Orbasone. Many of the Company's competitors existing and potential competitors have substantially greater financial, marketing and technological resources, as well as established reputations for success in developing, selling and servicing products. The Company expects existing and new competitors will continue to introduce products that are directly or indirectly competitive with the Orbasone. Such competitors may be more successful in marketing such products. There can be no assurance that the Company will be able to compete successfully in this market.

         The Company's primary competitors for the sales of pain management systems are HealthTronics, Inc., Donier MedTech and Siemens AG, which have products that have already obtained premarket approval, as well as Storz
Medical, MTS Medical Technologies & Services GmbH, and other companies that have or potentially plan to have products that are in various stages of the FDA review process for the purpose of obtaining premarket approval. The Orbasone was classified in August 1998 as a Class I therapeutic vibrator (21CFR ss.890.5975)
exempt from the 510 (k) requirements of the Federal Food, Drug and Cosmetic Act.
However, on June 21, 2000, the FDA informed MIP that it erred in its 1998 decision and rescinded its determination that the Orbasone was an exempt product. As a result the Company suspended sales of the Orbasone pending FDA review of the product. The FDA determined that the Orbasone is a Class III device requiring premarket approval. Following such determination MIP granted the Company the exclusive and perpetual authority, right and license in North
America to seek PMA approval for the Orbasone, and to manufacture, market, sell and service the Orbasone. The Orbasone has not yet been approved by the FDA for sale in the U.S. market, but the Company continues to seek approval.

THIRD PARTY REIMBURSEMENT

Bone densitometry products and pain management systems

         Outside of the research market, the pQCT bone densitometry products marketed by the Company are purchased principally by hospitals, managed care organizations, including independent practice associations and physician practice organizations or independent physicians or physician groups, who are regulated in the United States by federal and state authorities and who typically bill and are dependent upon various third party payers, such as federal and state governmental programs (e.g., Medicare and Medicaid), private insurance plans and managed care plans, for reimbursement for use of the
Company's products. The Health Care Financing Administration ("HCFA")
establishes new reimbursement codes and recommended reimbursement rates effective January 1 of each calendar year. On several occasions, HCFA has affected increases and decreases in its recommended reimbursement rates for bone densitometry examinations and has made changes in the types of examinations eligible for reimbursement. There can be no assurance that HCFA will not continue to make changes from time to time. However, the current sales volume of
pQCT equipment subject to reimbursement are no longer significant to our
Company.

         Postoperative pain management is reimbursed under limited
circumstances. There can be no assurance that HCFA or other third party payers will reimburse patients for pain management systems and pain treatment sessions involving the Orbasone system.

                                     - 12 -

Musculoskeletal development products

         As with general exercise equipment which requires no professional supervision, the Galileo and VibraFlex series of musculoskeletal development products are not covered under federal or state health care insurance programs or by third party health insurance payers. However, as with other exercise equipment used during an exercise session provided by a licensed physical therapy provider, sessions using the Galileo and VibraFlex series may be reimbursed under various reimbursement codes for which HCFA establishes recommended reimbursement rates effective January 1 of each calendar year. On several occasions, HCFA has affected increases and decreases in its recommended reimbursement rates and has made changes in the types of sessions eligible for reimbursement. There can be no assurance that HCFA will not continue to make changes from time to time. The Company could be materially and adversely affected by such changes.

GOVERNMENT REGULATION

         The development, testing, manufacturing and marketing of the bone densitometry and pain management products marketed by the Company are regulated by the FDA in the United States and by various foreign regulatory agencies. The testing for, preparation of, and subsequent FDA review of required applications is expensive, lengthy and uncertain. Moreover, regulatory approval or clearance, if granted, can include significant limitations on the indicated uses for which a product may be marketed. Failure to comply with applicable regulations can result in warning letters, civil penalties, refusal to approve or clear new applications or notifications, withdrawal of existing product approvals or clearances, product seizures, injunctions, recalls, operating restrictions, and criminal prosecutions. Delays in receipt of or failure to receive clearances or approvals for new products would adversely affect the marketing of such products and the results of future operations.

         Medical devices are classified as either Class I, II, or III based on the risk presented by the device. Class I devices generally do not require review and approval or clearance by the FDA prior to marketing in the U.S. Class
II devices generally require premarket clearance through the Section 510(k)
premarket notification process, and Class III devices generally require premarket approval through the lengthier premarket approval application ("PMA")
process. Orthometrix markets Class I, II, and III devices. Section 510(k)
submissions may be filed only for those devices that are "substantially equivalent" to a legally marketed Class I or Class II device or to a Class III device for which the FDA has not called for PMAs. A Section 510(k) submission generally requires less data than a PMA. The FDA must determine whether or not to clear a Section 510(k) submission within 90 days of its receipt. The FDA may extend this time period, however, if additional data or information is needed to demonstrate substantial equivalence. If a device is not "substantially equivalent" to a legally marketed Class I or Class II device or to a Class III device for which the FDA has not previously called for PMAs, a PMA is required.
The premarket approval procedure involves a more complex and lengthy testing and
FDA review process than the Section 510(k) premarket notification process. There can be no assurances that clearances or approvals will be obtained on a timely basis, if at all. Modifications or enhancements to products that are either cleared through the Section 510(k) process or approved through the PMA process that could effect a major change in the intended use, or affect the safety or effectiveness, of the device may require further FDA review and clearance or approval through new Section 510(k) or PMA submissions.

         The Company has received Section 510(k) clearance for all its bone densitometers marketed in the U.S. for use in humans. The pain management devices (Orbasone) marketed by the Company in the U.S. were classified by the
FDA in August 1998 as Class I devices exempt from Section 510(k) premarket notification requirements. On June 21, 2000, the FDA informed MIP that it erred in its classification of the Orbasone and the Company suspended marketing of the
Orbasone. The FDA determined that the Orbasone is a Class III device requiring premarket approval. Following such determination MIP granted the Company the exclusive and perpetual authority, right and license in North America to seek
PMA for the Orbasone, and to manufacture, market, sell and service the Orbasone.

                                     - 13 -

The Company is currently seeking PMA for the Orbasone. The Galileo and VibraFlex musculoskeletal development products are not medical devices subject to FDA regulation but are consumer products subject to regulation under the Consumer
Product Safety Act. However, the Company requested and received on July 25, 2002 a written opinion from the FDA regarding the classification of the Galileo for uses in connection with certain medical conditions as a Class I device exempt from Section 510(k) premarket notification requirements.

         All entities, whether foreign or domestic, manufacturing medical devices for sale in the United States are subject to periodic inspections by or under authority of the FDA to determine whether the manufacturing establishment is operating in compliance with QSR requirements. Manufacturers must continue to expend time, money and effort to ensure compliance with QSR requirements. The
FDA also requires that medical device manufacturers undertake post-market reporting for serious injuries, deaths, or malfunctions associated with their products. If safety or efficacy problems occur after the product reaches the market, the FDA may take steps to prevent or limit further marketing of the product. Additionally, the FDA actively enforces regulations concerning marketing of devices for indications or uses that have not been cleared or approved by the FDA.

         The Company's products also are subject to regulatory requirements for electronic products under the Radiation Control for Health and Safety Act of
1968. The FDA requires that manufacturers of diagnostic x-ray systems comply with certain performance standards, and record keeping, reporting, and labeling requirements.

         The Company may export a medical device not approved in the United
States to any country without obtaining FDA approval, provided that the device
(i) complies with the laws of that country and (ii) has valid marketing authorization or the equivalent from the appropriate authority in a "listed country." The listed countries are Australia, Canada, Israel, Japan, New
Zealand, Switzerland, South Africa and countries in the European Union and the
European Economic Area. Export of unapproved devices that would be subject to
PMA requirements if marketed in the United States and that do not have marketing authorization in a listed country generally continue to require prior FDA export approval.

PROPRIETARY RIGHTS

         The Company believes that its sales are dependent in part on certain proprietary features of the products it manufactures and/or markets. The Company relies primarily on know-how, trade secrets and trademarks to protect those intellectual property rights and has not sought patent protection for such products. There can be no assurance that these measures will be adequate to protect the rights of the Company. To the extent that intellectual property rights are not adequately protected, the Company may be vulnerable to competitors who attempt to copy the Company's products or gain access to the trade secrets and know-how related to such products. Further, there can be no assurance that the Company's competitors will not independently develop substantially equivalent or superior technology. The Company is not the subject of any litigation regarding proprietary rights, and the Company believes that the technologies used in its products were developed independently. In addition, the Company's business depends on proprietary information regarding customers and marketing, and there can be no assurance that the Company will be able to protect such information.

BACKLOG

         Backlog consists of signed purchase orders received by the Company from its customers. The Company has no current backlog orders as of December 31,
2004. The Company's ability to ship products depends on manufacturers whose products are distributed by the Company. Purchase orders are generally cancelable. The Company believes that its backlog as of any date is not a meaningful indicator of future operations or net revenues for any future period.

                                     - 14 -

PRODUCT LIABILITY INSURANCE

         The Company's business involves the inherent risk of product liability claims. If such claims arise in the future they could have a material adverse impact on the Company. The Company maintains product liability insurance on a
"claims made" basis with respect to its products in the aggregate amount of $4.0 million, subject to certain deductibles and exclusions. The Company's agreements with the manufacturers of other products distributed by the Company require that such manufacturers maintain product liability insurance that covers the Company as an additional named insured. There is no assurance that existing coverage will be sufficient to protect the Company from risks to which it may be subject, including product liability claims, or that product liability insurance will be available to the Company at a reasonable cost, if at all, in the future or that insurance maintained by the other manufacturers will cover the Company.

EMPLOYEES

         At March 15, 2005, the Company had 7 employees and 3 consultants, of whom 4 were engaged in direct sales and marketing activities. The remaining employees and consultants are in finance, administration, product development and customer service. No employees of the Company are covered by any collective bargaining agreements, and management considers its employee relations generally to be good.

ITEM 2.  PROPERTIES

         The Company leases its principal executive offices, which are located at 106 Corporate Park Drive, Suite 102, White Plains, New York 10604. Effective
August 1, 2003, the Company amended its lease for office space expiring on July
31, 2008. Minimum future rental commitments with regard to the original and amended lease are payable as follows:

           2005                       29,500
           2006                       30,816
           2007                       31,584
           Thereafter                 18,424
                                    --------
                                    $110,324
                                    ========

ITEM 3.  LEGAL PROCEEDINGS

         In the normal course of business, the Company is named as defendant in lawsuits in which claims are asserted against the Company. In the opinion of management, the liabilities if any, which may ultimately result from such lawsuits, are not expected to have a material adverse effect on the financial position, results of operations or cash flows of the Company.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         No matters were submitted to a vote to the Company's security holders during the fourth quarter of the fiscal year ended December 31, 2004.

                                     - 15 -

                                     PART II

ITEM 5.    MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         The Company's Common Stock is traded on the Over-The-Counter Bulletin
Board under the symbol "OMRX.OB". Prior to September 23, 1998, the Company's
Common Stock was traded on the NASDAQ National Market. The following table sets forth, for the periods indicated, the high and low sales prices per share of
Common Stock, as reported by the Over-The-Counter Bulletin Board for the respective periods. The following prices reflect inter-dollar prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

         PERIOD FROM JANUARY 1, 2003 THROUGH DECEMBER 31, 2003:

                                       High              Low
                                       ----              ---
         First Quarter               $ 0.06           $  0.04
         Second Quarter                0.05              0.04
         Third Quarter                 0.06              0.03
         Fourth Quarter                0.05              0.03

         PERIOD FROM JANUARY 1, 2004 THROUGH DECEMBER 31, 2004:

                                       High              Low
                                       ----              ---
         First Quarter               $ 0.13           $  0.05
         Second Quarter                0.20              0.10
         Third Quarter                 0.19              0.10
         Fourth Quarter                0.53              0.18

         As of March 15, 2005, the sales price per share of Common Stock, as reported by the Over-The-Counter Bulletin Board, was $.50.

         As of February 17, 2005 there were approximately 89 outstanding stockholders of record of the Company's Common Stock. This number excludes persons whose shares were held of record by a bank, broker or clearing agency.

         The Company has not paid any cash dividends on its shares of Common
Stock and does not expect to pay any cash dividends in the foreseeable future.
The Company's policy has been to reinvest any earnings in the continued
development and operations of its business.

ITEM 6.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF OPERATIONS.

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Financial Statements and the related Notes thereto included in Item 7 of this Report. The following discussion contains forward-looking statements which involve risks and uncertainties, some of which are described in the Introduction to this Report.
The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in the Introduction.

                                     - 16 -

Critical Accounting Policies And Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities.

         The Company believes the following critical accounting policies involve additional management judgment due to the sensitivity of the methods, assumptions and estimates necessary in determining the related asset and liability amounts. The Company recognizes revenues in accordance with invoice terms, typically when products are shipped. Products are covered by warranties provided by the Company's vendors. Therefore, no warranty reserve is required on products sold by the Company. The Company provides estimated inventory allowances for slow-moving and obsolete inventory based on current assessments about future demands, market conditions and related management initiatives. If market conditions are less favorable than those projected by management, additional inventory allowances may be required. The Company provides allowances for uncollectible receivable amounts based on current assessment of collectability. If collectability is less favorable than those projected by management, additional allowances for uncollectability may be required. The
Company has recorded a valuation allowance to eliminate its deferred tax assets.
The Company limited the amount of tax benefits recognizable from these assets based on an evaluation of the amount of the assets that are expected to be ultimately realized. An adjustment to income could be required if the Company were to determine it could realize its deferred tax assets.

Liquidity and Capital Resources

         During the past two years, the Company has experienced aggregate losses from operations of $3,293,341 and has incurred total negative cash flow from operations of $2,180,729 for the same two-year period. The Company does not currently have an operating line of credit. These matters raise substantial doubt about the Company's ability to continue as a going concern. The Company's continued existence is dependent upon several factors including increased sales volume and the ability to achieve profitability on the sale of some of the
Company's remaining product lines. The Company is pursuing initiatives to increase liquidity, including external investments and obtaining a line of credit. In February and March 2005, the Company completed a $1,740,000 share issuance that will improve the Company's liquidity for the near future. In order to increase its cash flow, the Company is continuing its efforts to stimulate sales. The Company has implemented high credit standards for its customers and is emphasizing the receipt of down payments from customers at the time their purchase orders are received and attempting to more closely coordinate the timing of purchases.

         The level of liquidity based on cash experienced a $44,121 decrease at
December 31, 2004, as compared to December 31, 2003. The Company's $1,120,123 of net cash used in operating activities and $3,204 of cash used in investing activities was offset by the $1,079,206 of cash provided by financing activities. Investing activities consisted of $3,204 of purchases of property and equipment. Financing activities consisted of $995,000 of proceeds of borrowings from directors and officers of the Company, $405,000 of proceeds of borrowings from unaffiliated individuals and $29,206 from the exercise of stock options partially offset by $350,000 of repayments of the borrowings.

         Interest on the borrowings is payable at prime plus one (6.00% at
December 31, 2004.) The notes are due one year after the date of issuance. In
February 2004, $350,000 of borrowings were repaid from the $500,000 post closing installment of sale proceeds received from Cooper. Effective December 31, 2004,
$1,545,000 of borrowings were converted into 5,492,995 shares of common stock, eliminating the need of the Company to pay interest expense. Of the remaining
$600,000 loan balance, $500,000 was repaid and $100,000 due to an officer was used to purchase him 400,000 shares, par value $.0005 per share. The remaining
$600,000 balance was satisfied by a portion of the proceeds received from the
March 2005 share issuance.

                                     - 17 -

              The Company markets, sells and services a wide range of
proprietary non-invasive musculoskeletal and other devices through two divisions, a healthcare division and a sports & fitness division. The healthcare division markets, sells and services (1) pQCT(R) (peripheral Quantitative
Computed Tomography) bone and muscle measurement systems used for musculoskeletal research and clinical applications (including for bone disorders and human performance)- the XCT(TM) product line; and (2) patented exercise systems used for physical therapy, sports medicine and rehabilitative medicine -
the Galileo(TM) and Leonardo(TM) product lines, as well as the Mini
VibraFlex(R). The healthcare division is continuing to work towards completion of the premarket approval application ("PMA") process for its Orbasone(TM) pain management system (ESWT or Extracorporal Shock Wave Therapy), which will be added to its product line upon successful completion of the study and approval of the system by the United States Food and Drug Administration (the "FDA"). The
sports & fitness division markets, sells and services patented exercise systems to fitness centers, gyms, sports clubs and associations and to the general public - the VibraFlex(R) product line. The sports & fitness division's product line includes the Mini VibraFlex(R), the Mini VibraFlex(R) Plus and the
VibraFlex(R) 500. The Company also intends to introduce the VibraFlex Rx in the near future to replace the Galileo 2000 in the physical therapy, sports medicine and rehabilitation markets. The VibraFlex products are based on the same patented technology as the Galileo products and offer a novel approach to muscle strength development given that such products are based on short and intense stimulations of the muscles.

         The Company has no current backlog of orders as of December 31, 2004.
There are no material commitments for capital expenditures as of December 31,
2004.

         The nature of the Company's business is such that it is subject to changes in technology, government approval and regulation, and changes in third-party reimbursement in the United States and numerous foreign markets.
Significant changes in one or more of these factors in a major market for the
Company's products could significantly affect the Company's cash needs. If the
Company experiences significant demand for any of its products, additional third party debt or equity financing will be required.

Results of Operations

         The Company had a net loss of $1,944,185 ($0.06 per share based on
31,235,286 weighted average shares) for the year ended December 31, 2004 compared to net loss of $1,349,156 ($0.05 per share based on 29,544,621 weighted average shares) for the year ended December 31, 2003.

         Revenue for the year ended December 31, 2004 decreased $392,876 (or
24.9%) to $1,179,877 from $1,572,753 from the comparable period of fiscal 2003.
The decrease in revenue was primarily due to a decrease in XCT sales during
2004.

         Cost of revenue as a percentage of revenue was 44.8% and 32.4% for the year ended December 31, 2004 and 2003, respectively, resulting in a gross margin of 55.2% for the year ended December 31, 2004 compared to 67.6% for the comparable period of 2003. The decrease in gross margin was due to a decrease in
XCT sales in 2004.

         Sales and marketing expense for the year ended December 31, 2004 increased $8,682 (or 1.2%) to $727,982 from $719,300 for the year ended December
31, 2003. The increase is due to the Company's efforts to continue to market its product lines in 2004.

         General and administrative expense for the year ended December 31, 2004 decreased $188,930 (or 13.7%) to $1,193,740 from $1,382,670 for the year ended
December 31, 2003. The decrease was primarily due to a decrease in professional fees and rent.

                                     - 18 -

         Research and development expense for the year ended December 31, 2004 increased $122,570 (or 46.6%) to $385,697 from $263,127 for the year ended
December 31, 2003. The increase was primarily due to increased expenses incurred as a result of the Orbasone PMA process.

         Interest expense increased $237,475 (or 463.6%) to $288,705 for the year ended December 31, 2004 from $51,230 for the year ended December 31, 2003.
Interest expense increased as a result of the difference in the conversion price and fair value of the stock issued upon conversion of the notes payable and due to an increase in the outstanding principal balances of the loans payable the
Company maintained during the twelve months ended December 31, 2004 as compared to the twelve months ended December 31, 2003.

New Accounting Pronouncements

                  In December 2004, the Financial Accounting Standards Board
("FASB") issued SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS No.
123R"). The revised accounting standard eliminates the ability to account for share-based compensation transactions using the intrinsic value method in accordance with APB Opinion No. 25 and requires instead that such transactions be accounted for using a fair-value-based method. SFAS No. 123R requires public entities to record noncash compensation expense related to payment for employee services by an equity award, such as stock options, in their financial statements over the requisite service period. SFAS No. 123R is effective as of the beginning of the first interim or annual period that begins after December
15, 2005 for small business issuers. The Company does not plan to adopt SFAS No.
123R prior to its first quarter of fiscal 2006. The Company expects that the adoption of SFAS No. 123R will have a negative impact on the Company's consolidated results of operations. The company has historically provided pro forma disclosures pursuant to SFAS No. 123 and SFAS No. 148 as if the fair value method of accounting for stock options had been applied, assuming use of the
Black-Scholes options-pricing model. Although not currently anticipated, other assumptions may be utilized when SFAS No. 123R is adopted.

Quantitative and Qualitative Disclosures of Market Risk

         The Company does not have any financial instruments that would expose it to market risk associated with the risk of loss arising from adverse changes in market rates and prices.

         All of the Company's notes payable outstanding at December 31, 2004 have variable interest rates and therefore are subject to interest rate risk. A one percent change in the variable interest rate would result in a $6,000 change in annual interest expense.

                                     - 19 -

ITEM 7.  FINANCIAL STATEMENTS

                              FINANCIAL STATEMENTS

                                      INDEX
                                                                   Page
                                                                  ------

Report of Independent Registered Public Accounting Firm             21

Financial Statements:

Balance Sheet as of December 31, 2004                               22

Statements of Operations for the years ended
December 31, 2004 and 2003                                          23

Statements of Changes in Stockholders' Deficit
for the years ended December 31, 2004 and 2003                      24

Statements of Cash Flows for the years ended
December 31, 2004 and 2003                                          25

Notes to Financial Statements                                       26

                                     - 20 -

                        Report of Independent Registered
                             Public Accounting Firm

Stockholders and Board of Directors of
Orthometrix, Inc.:

We have audited the accompanying balance sheet of Orthometrix, Inc. (the
"Company") as of December 31, 2004 and the related statements of operations, changes in stockholders' deficit, and cash flows for each of the two years ended
December 31,2004. These financial statements are the responsibility of the
Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public
Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orthometrix, Inc. as of
December 31, 2004, and the results of their operations and their cash flows for each of the two years ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements for the year ended December 31, 2004 have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring operating losses and has a net capital deficiency that raise substantial doubt about its ability to continue as going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Radin, Glass & Co., LLP

New York, New York
February 3, 2005

-------------

                                     - 21 -

                                ORTHOMETRIX, INC.
                                  BALANCE SHEET
                             AS OF DECEMBER 31, 2004

ASSETS

Current assets:

      Accounts receivable - trade                                 $     149,775
      Inventories                                                       120,460
      Prepaid expenses and other current assets                         107,796
                                                                  -------------
         Total current assets                                           378,031

Property and equipment, net                                              17,756
Other                                                                    11,658
                                                                  -------------
         Total Assets                                             $     407,445
                                                                  =============

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
      Accounts payable - trade                                    $     527,826
      Accrued expenses                                                  143,729
      Unearned service revenue                                            7,510
      Related party loans                                               566,403
                                                                  -------------
         Total current liabilities                                    1,245,468
                                                                  -------------
Stockholders' deficit:

      Common stock - 35,710,939
         shares issued and outstanding and
         45,000,000 shares authorized                                    17,854
      Additional paid-in capital                                     40,618,373
      Accumulated deficit                                           (41,474,250)
                                                                  -------------
         Total stockholders' deficit                                   (838,023)
                                                                  -------------
         Total Liabilities and Stockholders' Deficit              $     407,445
                                                                  =============

                     See notes to the financial statements.

                                     - 22 -

                                ORTHOMETRIX, INC.
                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

                                                      2004              2003
                                                 ------------       -----------

Revenue                                          $  1,179,877       $ 1,572,753
Cost of revenue                                       528,809           508,969
                                                 ------------       -----------
         Gross profit                                 651,068         1,063,784

Sales and marketing expense                           727,982           719,300
General and administrative expense                  1,193,740         1,382,670
Research and development expense                      385,697           263,127
                                                 ------------       -----------

         Operating loss                            (1,656,351)       (1,301,313)

Interest expense                                     (288,705)          (51,230)
Interest income                                           334               528
Other income                                              537             2,859
                                                 ------------       -----------

Net loss                                         $ (1,944,185)      $(1,349,156)
                                                 ============       ===========

Basic and diluted weighted average shares          31,235,286        29,544,621
                                                 ============       ===========

Basic and diluted loss per share                 $      (0.06)      $     (0.05)
                                                 ============       ===========

                     See notes to the financial statements.

                                     - 23 -

                                ORTHOMETRIX, INC.
                 STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003



                                                                                         Additional
                                                                               Common      Paid-In     Accumulated
                                                    Shares         Total        Stock      Capital        Deficit
                                                 -----------    -----------    -------   -----------   ------------

Balance as of December 31, 2002                   29,544,621    $   506,690    $14,771   $38,672,828   $(38,180,909)

Warrants issued as compensation
      to non-employees in connection                       -         57,348          -        57,348              -
      with notes payable

Net Loss                                                   -     (1,349,156)         -             -     (1,349,156)
                                                 -----------    -----------    -------   -----------   ------------

Balance as of December 31, 2003                   29,544,621       (785,118)    14,771    38,730,176    (39,530,065)

Warrants issued as compensation
      to non-employees in connection
      with notes payable                                   -        332,622          -       332,622              -

Stock options and warrants issued as
      compensation to non-employees                        -         31,650          -        31,650              -

Stock options and warrants exercised                 356,323         29,206        178        29,028              -

Stock issued as compensation
      to employees                                   317,000         65,937        159        65,778              -

Notes converted to stock                           5,492,995      1,431,865      2,746     1,429,119              -

Net Loss                                                   -     (1,944,185)         -             -     (1,944,185)
                                                 -----------    -----------    -------   -----------   ------------

Balance as of December 31, 2004                   35,710,939    $  (838,023)   $17,854   $40,618,373   $(41,474,250)
                                                 ===========    ===========    =======   ===========   ============


                     See notes to the financial statements.

                                     - 24 -

                                ORTHOMETRIX, INC.
                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003



                                                                      2004           2003
                                                                  -----------     -----------

Cash Flows From Operating Activities:

Net loss                                                          $(1,944,185)    $(1,349,156)
Adjustments to reconcile net loss to net cash used in
     operating activities:
       Stock issued as compensation to non-employees                   65,937               -
       Stock options and warrants issued as compensation
           to non-employees                                            31,650               -
       Amortization expense                                           160,197          23,096
       Depreciation expense                                             5,611           9,871
       Fair value of stock at conversion                               47,789               -
Changes in assets and liabilities:
       Decrease in accounts receivable                                350,273         840,102
       Decrease in inventories                                          6,838         (69,150)
       Increase in prepaid expenses and other current assets          (56,749)        (22,440)
       Increase (decrease) in accounts payable                        165,495        (171,034)
       Increase (decrease) in accrued expenses                         57,359         (58,371)
       Decrease in unearned service revenue                            (4,693)           (782)
       Decrease in other liabilities                                   (5,645)       (262,742)
                                                                  -----------     -----------

               Net cash used in operating activities               (1,120,123)     (1,060,606)
                                                                  -----------     -----------

Cash Flows From Investing Activities:

     Purchase of property and equipment                                (3,204)        (16,317)
                                                                  -----------     -----------

               Net cash used in investing activities                   (3,204)        (16,317)
                                                                  -----------     -----------

Cash Flows From Financing Activities:
     Proceeds of borrowings from unrelated parties                    405,000               -
     Proceeds of borrowings from related parties                      995,000       1,095,000
     Repayment of borrowings from related parties                    (350,000)              -
     Exercise of stock options                                         29,206               -
                                                                  -----------     -----------

               Net cash provided by financing activities            1,079,206       1,095,000
                                                                  -----------     -----------

Net (decrease) increase in cash                                       (44,121)         18,077

Cash at beginning of year                                              44,121          26,044
                                                                  -----------     -----------

Cash at end of year                                               $         -     $    44,121
                                                                  ===========     ===========

Supplemental disclosure of cash flow information

     Cash paid for interest                                       $    50,398     $    15,479
                                                                  ===========     ===========

     Cash paid for income taxes                                   $     2,574     $     9,175
                                                                  ===========     ===========


                     See notes to the financial statements.

                                     - 25 -

                               ORTHOMETRIX, INC.
                         NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2004 AND 2003

1.       THE COMPANY AND GOING CONCERN CONSIDERATION:

         Orthometrix, Inc. ("OMRX" or the "Company") markets, sells, and services several musculoskeletal product lines used in pharmaceutical research, diagnostic and monitoring of bone and muscle disorders in sports medicine, rehabilitative medicine, physical therapy and pain management. Prior to April 11, 2002 the Company also developed, manufactured, sold and serviced a wide range of traditional bone densitometers used to assess bone mineral content and density, one of several factors used by physicians to aid in the diagnosis and monitoring of bone disorders, particularly osteoporosis.

         During the past two years, the Company has experienced aggregate losses from operations of $3,293,341 and has incurred total negative cash flow from operations of $2,180,729 for the same two-year period. The Company does not currently have an operating line of credit. These matters raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

         The Company's continued existence is dependent upon several factors including increased sales volume and the ability to achieve profitability on the sale of some of the Company's remaining product lines. The Company is pursuing initiatives to increase liquidity, including external investments and obtaining a line of credit. The
         Company has recently completed a $1,740,000 share issuance that will significantly improve the Company's liquidity for the near future. In order to increase its cash flow, the Company is continuing its efforts to stimulate sales. The Company has implemented high credit standards for its customers and is emphasizing the receipt of down payments from customers at the time their purchase orders are received and attempting to more closely coordinate the timing of purchases.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         Fair Value of Financial Statements

         Statement of Financial Accounting Standards (SFAS) No. 107, as amended by SFAS No. 119, "Disclosures about Fair Value of Financial
         Instruments", requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair values are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision.

         Management of the Company estimates that all financial instruments of
         OMRX, due to their short-term nature, have a fair value equal to their carrying value.

                                     - 26 -

                               ORTHOMETRIX, INC.
                         NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2004 AND 2003

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

         Revenue and Cost Recognition

         The Company primarily sells its products directly to customers and through third party dealers and distributors. Revenue is generally recognized at the time products are shipped and title passes to the customer. The Company estimates and records provisions for product installation and user training in the period that the sale is recorded.

         The Company offers one-year warranties on both hardware and software components of its bone densitometry systems and musculoskeletal development products. The Company also offers six month warranties on replacement parts. The Company's warranties to their customers are
         "backed up" (i.e., the Company offers the same warranties to its customers as are received by the Company from the manufacturers of the subject products) by the respective manufacturers' warranties.
         Therefore, no warranty reserve is required by products sold by the
         Company.

         The Company has no obligations to provide any other services to any of its third party dealers or distributors or their customers.

         Stock-based Compensation

         Stock-based compensation related to employees and directors is accounted for in accordance with Accounting Principles Board Opinion
         Number 25 "Accounting for Stock Issued to Employees". Stock-based compensation related to non-employees is accounted for in accordance with SFAS No. 123 and SFAS No. 148 "Accounting for Stock-Based
         Compensation".

         Inventory

         Inventories are stated at the lower of cost or market; cost is determined principally by the first-in, first-out method.

         Property and Equipment

         Furniture and fixtures are recorded at cost and are depreciated using the straight-line method over three to seven years.

         The Company's demonstration systems used for marketing and customer service purposes are carried at the lower of cost or net realizable value until the time of sale. From time to time, the Company may judge it desirable for marketing purposes to provide a device to an appropriate entity. In such cases, the Company will carry the device at cost less amortization, with amortization calculated on a straight-line basis over thirty-six months or expense the device if appropriate.

                                     - 27 -

                               ORTHOMETRIX, INC.
                         NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2004 AND 2003

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

         Long-lived Assets

         Management evaluates on an ongoing basis whether events or changes in circumstances exist that would indicate that the carrying value of the
         Company's long-lived assets may not be recoverable. Should there be an indication of impairment in the value of its long-lived assets, management would estimate the future cash flows expected to result from the use of the assets and their eventual disposition and recognize a specific provision against such assets if the aggregate nominal estimated future undiscounted cash flows are less than the carrying value of the assets. In considering whether events or changes in circumstances exist, management assesses several factors, including a significant change in the extent or manner in which the assets are used, a significant adverse change in legal factors or in the business climate that could affect the value of the assets, an adverse action or assessment of a regulator, and a current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with such assets.

         Income Taxes

         The Company accounts for deferred income taxes by recognizing the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect of a change in tax rates on deferred taxes is recognized in income in the period that includes the enactment date. The Company realizes an income tax benefit from the exercise of certain stock options or the early disposition of stock acquired upon exercise of certain options. This benefit results in an increase in additional paid in capital.

         Advertising

         The Company expenses the cost of advertising as incurred. Advertising expenses of approximately $31,100 and $300 were incurred for the years
         2004 and 2003, respectively, and are included in sales and marketing expense.

         Research and Development

         Research and development costs are charged to operations as incurred.

                                     - 28 -

                               ORTHOMETRIX, INC.
                         NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2004 AND 2003

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

         Income (Loss) per Share

         Basic per share amounts are computed using the weighted average number of common shares outstanding. Diluted per share amounts are computed using the weighted average number of common shares outstanding, after giving effect to dilutive options, using the treasury stock method.

         Options to purchase 3,432,500 and 3,150,000, shares of common stock were outstanding at December 31, 2004, and 2003, respectively, but were not included in the computation of diluted income (loss) per share because their effect was anti-dilutive.

         Concentration of Credit Risk

         During 2004, approximately 48% of total sales was derived from the
         Company's four largest customers. During 2003, there were no significant customers. The Company generally sells on credit terms ranging from thirty to ninety days or against irrevocable letters of credit. Any financing of the end user is the decision of, and dependent on, the distributor in each territory. The Company sells to customers in various geographic territories worldwide.

         Management Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.
         Estimates are used when accounting for the allowance for uncollectible receivables, potentially excess and obsolete inventory, depreciation and amortization, warranty reserves, income tax valuation allowances and contingencies, among others. Actual results could differ significantly from those estimates.

         Foreign Exchange Exposure

         The Company's purchases and sales of products and services are made primarily in U.S. dollars. As a result, the Company has minimal exposure to foreign exchange risk in the short-term. However, a portion of the Company's products are supplied by Stratec and sold along with the Company's products into foreign markets. Any significant and lasting change in the exchange rates between the U.S. dollar and the currencies of those countries could have a material effect on both the costs and sales of those products and services.

         Cash and Cash Equivalents

         The Company considers all highly liquid instruments with original maturities of three months or less at the time of purchase to be cash and cash equivalents.

                                     - 29 -

                               ORTHOMETRIX, INC.
                         NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2004 AND 2003

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

         Segment Reporting

         The Company has one reportable segment. The Company evaluates performance based on operating income, which is income before interest and non-operating items.

         Accounting Pronouncements

         In December 2004, the Financial Accounting Standards Board ("FASB")
         issued SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS No.
         123R"). The revised accounting standard eliminates the ability to account for share-based compensation transactions using the intrinsic value method in accordance with APB Opinion No. 25 and requires instead that such transactions be accounted for using a fair-value-based method. SFAS No. 123R requires public entities to record noncash compensation expense related to payment for employee services by an equity award, such as stock options, in their financial statements over the requisite service period. SFAS No. 123R is effective as of the beginning of the first interim or annual period that begins after
         December 15, 2005 for small business issuers. The Company does not plan to adopt SFAS No. 123R prior to its first quarter of fiscal 2006. The
         Company expects that the adoption of SFAS No. 123R will have a negative impact on the Company's consolidated results of operations. The company has historically provided pro forma disclosures pursuant to SFAS No.
         123 and SFAS No. 148 as if the fair value method of accounting for stock options had been applied, assuming use of the Black-Scholes options-pricing model. Although not currently anticipated, other assumptions may be utilized when SFAS No. 123R is adopted.

3.       DISCONTINUED OPERATIONS AND CONTINGENCY

         On April 11, 2002, the Company sold its bone measurement business to
         CooperSurgical Acquisition Corp., ("Cooper") a wholly-owned subsidiary of the Cooper Companies, Inc. The Company was entitled to receive up to a maximum of $12.0 million for the sale (the "Asset Sale"). The Company received $3.5 million of the purchase price at the closing of the Asset
         Sale. An additional $1.0 million of the remaining purchase price (plus or minus any required purchase price adjustment) was to be released to the Company by Cooper during August 2002 upon submission to the Company by Cooper of a closing statement setting forth the value of the net assets and liabilities of the transferred business in the Asset Sale as of the closing date of the Asset Sale. In August 2002, Cooper submitted a closing statement to the Company and notified the Company of a downward adjustment to the purchase price based on Cooper's purported valuation of the net assets and liabilities of the transferred business. Based on its downward adjustment, Cooper paid approximately
         $405,000 to the Company on August 16, 2002. The Company did not agree with Cooper's valuation of the applicable net assets and liabilities and, accordingly, did not agree with Cooper's downward purchase price adjustment. The Company and Cooper were unable to settle the disagreement and have engaged an independent accounting firm to provide a binding resolution of such disagreement. During June 2003 the arbitrator settled the disagreement in favor of the Company for
         $268,569. Accordingly, the Company received a total of $673,569 out of the potential $1,000,000 installment payable in connection with the
         Asset Sale to Cooper. The settlement from Cooper was received in July
         2003. The remaining $500,000 installment of the purchase price was received on January 30, 2004.

                                     - 30 -

                               ORTHOMETRIX, INC.
                         NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2004 AND 2003

3.       DISCONTINUED OPERATIONS AND CONTINGENCY (CONTINUED)

         In addition, the Company was eligible to receive up to an additional
         $7.0 million in earn-out payments based on the net sales of certain products over a three-year period from May 1, 2002 to April 30, 2005.
         No amounts have been earned through December 31, 2004 and the Company does not anticipate that it will receive any sales proceeds from the earn-out.

4.       DISTRIBUTION AGREEMENTS:

         STRATEC

         The Company and Stratec are parties to an exclusive agreement dated
         October 1, 1999 with respect to the marketing, sales and service of
         pQCT systems in North America. Under the terms of the four-year distribution agreement, the Company may purchase products from Stratec at a fixed price to be adjusted from time to time by mutual consent. On
         October 1, 2004, the agreement with Stratec was renewed for one year, and will be renewed automatically on every October 1st for a one-year term until the Company elects to terminate the agreement.

         NOVOTEC

         The Company and Novotec are parties to an exclusive agreement dated
         October 1, 1999 with respect to the marketing, sales and service of
         Galileo and Leonardo systems in North America. Under the terms of the four-year distribution agreement, the Company may purchase products from Novotec at a fixed price to be adjusted from time to time by mutual consent. On October 1, 2004, the agreement with Novotec was renewed for one year, and will be renewed automatically on every
         October 1st for a one-year term until the Company elects to terminate the agreement.

         MIP

         The Company and MIP are parties to a product approval and licensing agreement dated February 12, 2002 with respect to the Orbasone system.
         Under the terms of the agreement, MIP granted the Company the exclusive and perpetual authority, right and license in North America to seek PMA approval for the Orbasone, and to assemble, manufacture, market, sell and service the Orbasone. The Orbasone has not yet been approved by the
         FDA for sale in the U.S. market.

5.       INVENTORIES:

         Inventories at December 31, 2004 consist of products kits, spare parts and sub-assemblies.

                                     - 31 -

                               ORTHOMETRIX, INC.
                         NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2004 AND 2003

6.       PROPERTY AND EQUIPMENT:

         Property and equipment consisted of the following as of December 31,
         2004:

         Furniture and fixtures            $    139,208

         Accumulated depreciation              (121,452)
                                           ------------

                                           $     17,756
                                           ============

7.       STOCKHOLDERS' EQUITY (DEFICIT):

         Effective with stockholder approval received on June 2, 1999, the
         Company amended its Certificate of Incorporation increasing the number of authorized shares of Common Stock from 20,000,000 to 45,000,000. The
         Company has authorized 1,000,000 shares of preferred stock, par value
         $0.0005 per share, issuable in series with such rights, powers and preferences as may be fixed by the Board of Directors. At December 31,
         2004 and 2003, there was no preferred stock outstanding.

8.       COMPENSATION PROGRAMS:

         Stock Option Plan

         The Company has a stock-based compensation plan whereby stock options may be granted to officers, employees and non-employee consultants to purchase a specified number of shares of Common Stock. All outstanding options granted have an exercise price not less than 100% of the market value of the Company's Common Stock at the date of grant, are for a term not to exceed 10 years, and vest over a four year period at 25%
         per year.

                                     - 32 -

                               ORTHOMETRIX, INC.
                         NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2004 AND 2003

8.       COMPENSATION PROGRAMS (CONTINUED):

         Stock Option Plan (Continued)

         The amended and restated 1994 Stock Option Plan includes 3,000,000 shares of Common Stock reserved for issuance. Options are issued to employees and non-employees at the discretion of the Board of
         Directors. During 2004, 795,000 options were issued as compensation to employees. The Company has elected to follow APB Opinion No. 25,
         "Accounting for Stock Issued to Employees," in accounting for its employee stock options. Accordingly, no compensation expense is recognized in the Company's financial statements because the exercise price of the Company's employee stock options equals the market price of the Company's Common Stock on the date of grant.

         Under the 2000 Non-Employee Directors' Stock Option Plan (the "Board
         Plan"), which has 1,000,000 shares of common stock reserved for issuance to non-employee directors and consultants, each non-employee director receives options to acquire shares of Common Stock, vesting in four equal annual installments, commencing on the first anniversary of the date of grant, at an exercise price per share not lower than the market value on the date of grant. A grant to acquire 50,000 shares is effective on the date of the director's first election to the Board of
         Directors and a grant to acquire 5,000 shares is effective on the date of the director's reelection to the Board of Directors. During 2004,
         295,000 options were issued to non-employee directors and consultants.

         On October 6, 1998 and December 14, 1998, the Board of Directors
         approved the repricing of certain employee stock options. Approximately
         673,750 shares were repriced to $0.67 per share on October 6, 1998 and
         December 14, 1998, representing a price that was not less than the market value at such dates. On December 14, 2000 the Board of Directors approved the repricing of certain options and accordingly, 1,524,500 shares were repriced to $.15 per share. Subsequent to the option repricing on December 14, 2000, the company measured compensation expense using variable plan accounting. Compensation cost continues to be adjusted for increases or decreases in the intrinsic value over the term of the options or until they are exercised or forfeited, or expire. The effect of this change was not material in fiscal year 2004 or 2003.

                                     - 33 -

                               ORTHOMETRIX, INC.
                         NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2004 AND 2003

8.       COMPENSATION PROGRAMS (CONTINUED):

         Stock Option Plan (Continued)

         The following is a summary of options related to the 1994 Stock Option
         Plan and the Board Plan as of December 31:



                                                                     Range of                                     Range of
                                                                      Option                                       Option
                                                                      Prices                                       Prices
                                                  2004              Per Share                2003                 Per Share
                                          ------------------    -------------------    ------------------   --------------------

         Options outstanding
         at beginning of year                    3,150,000     $   0.02 - 0.67             2,958,500        $     0.02 - 0.05

         Cancellations                            (620,000)    $   0.02 - 0.17              (198,000)       $     0.02 - .531

         Granted                                 1,090,000     $   0.055 - 0.30              389,500        $     0.02 - 0.05

         Exercised                                (187,500)    $   0.02 - 0.531                -                     -
                                         ------------------    ----------------        -------------        ------------------

         Options outstanding at
         end of year                             3,432,500                                 3,150,000
                                          ================                             =============

         Options exercisable at
         end of year                             2,195,438                                 1,591,688
                                          ================                             =============

         Options available for
         grant at end of year                      380,000                                   850,000
                                           ===============                             =============


                                     - 34 -

                               ORTHOMETRIX, INC.
                         NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2004 AND 2003

8.       COMPENSATION PROGRAMS (CONTINUED):

         Stock Option Plan (Continued)

         The following table summarizes information about significant groups of stock options outstanding at December 31, 2004:



                                           Options Outstanding                                    Options Exercisable
                              ---------------------------------------------------    ----------------------------------------------
                                                                    Weighted                                          Weighted
                                Weighted                            Average          Weighted                          Average
                                 Average                           Remaining          Average                         Remaining
              Exercisable        Options          Exercise      Contractual Life      Options       Exercise       Contractual Life
                Prices         Outstanding          Price           in Years        Exercisable       Price            in Years
             --------------    -----------       ------------   -----------------   -----------    ------------    ----------------

             $ .02 - .05          1,121,250        $  .048              8             467,000       $    .048              8
               .055                 495,000           .055              4             495,000            .055              4
               .06 - .13            620,000           .082              7             330,000            .078              7
               .15                  856,250           .150              6             855,938            .150              6
               .17                  175,000           .17               9                   -            .17               9
               .20                   60,000           .20               9                   -            .20               9
               .30                   45,000           .30              10                   -            .30              10
               .531                  10,000           .531              5              10,000            .531              5
               .67                   50,000           .670              7              37,500            .670              7


         Had compensation expense for the Company's 2004 and 2003 grants for the stock-based compensation plan been determined based on the fair value of the options at their grant dates consistent with SFAS 123
         "Accounting for Stock-Based Compensation", the Company's net loss and loss per common share for 2004 and 2003 would approximate the pro forma amounts below:



                                                                              2004                   2003
                                                                       -----------------       ----------------

                  Net loss:
                      As reported                                      $     (1,944,185)       $    (1,349,156)
                      Stock-based employee compensation                         (65,752)               (41,396)
                                                                       ----------------        ---------------

                      Pro forma                                        $     (2,009,937)       $    (1,390,552)
                                                                        ===============         ==============
                  Loss per share:
                      As reported - Basic and diluted                             (0.06)                 (0.05)
                      Pro forma - Basic and diluted                               (0.06)                 (0.05)


         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during each of the years ended December 31,
         2004 and 2003: dividend yield of 0%, risk-free weighted average interest rate of 5%, expected volatility factor of 132% and an expected option term of 10 years. The weighted average fair value at date of grant for options granted during 2004 and 2003 was $.17 and $0.05 per option, respectively.

                                     - 35 -

                               ORTHOMETRIX, INC.
                         NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2004 AND 2003

8.       COMPENSATION PROGRAMS (CONTINUED):

         401(k) Plan

         Pursuant to the Orthometrix, Inc. Retirement Savings Plans, eligible employees may elect to contribute a portion of their salary on a pre-tax basis. With respect to employee contributions of up to 7% of salary, the Company makes a contribution at the rate of 25 cents on the dollar. Contributions are subject to applicable limitations contained in the Internal Revenue Code. Employees are at all times vested in their own contributions; Company matching contributions vest gradually over six years of service. The Company's policy is to fund plan contributions as they accrue. Contribution expense was $13,623 and
         $5,428 for the years ended December 31, 2004 and 2003, respectively.

9.       INCOME TAXES:

         The Company did not record a provision for income tax expense for the years ended December 31, 2004 and 2003 since any provision would be offset by the Company's NOL carryforwards.

             Income tax expense (benefit) differs from the statutory federal income tax rate of 34% for the years ended December 31 as follows:

                                                  2004        2003
                                                --------    --------

             Statutory income tax rate            (34%)      (34.0%)
             Valuation allowance                  42.0         42.0
             State income taxes, net of
               Federal benefit                    (8.0)        (8.0)
                                                ------      -------
                                                   0.0%         0.0%
                                                ======      =======

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes and net operating loss carryforwards. Significant components of the Company's deferred tax assets and liabilities as of December 31 are summarized below:

                                                                  2004
                                                             --------------
            Deferred tax assets and liabilities:
                   Accrued liabilities                         $    3,581
            Valuation allowance                                    (3,581)
                                                               ----------
                   Net current deferred tax assets                      -
                                                               ----------
                   Net operating loss carryforwards            (7,100,094)
            Valuation allowance                                (7,100,094)
                                                               ----------
            Net noncurrent deferred tax assets                          -
                                                               ----------
                   Total deferred tax assets                   $        -
                                                               ----------

                                     - 36 -

                               ORTHOMETRIX, INC.
                         NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2004 AND 2003

9.       INCOME TAXES (CONTINUED):

         Realization of the deferred tax asset is dependent on the Company's ability to generate sufficient taxable income in future periods. Based on the historical operating losses and the Company's existing financial condition, in 2004 and 2003, the Company determined that it was more likely than not that the deferred tax assets would not be realized.
         Accordingly, the Company recorded a valuation allowance to reduce the deferred tax assets.

         The Company has utilizable federal and state net operating loss carryforwards of approximately $16,904,985 at December 31, 2004 for income tax purposes, which expire in 2008 through 2023.

10.      COMMITMENTS AND CONTINGENCIES:

         Legal Proceedings

         In the normal course of business, the Company is named as defendant in lawsuits in which claims are asserted against the Company. In the opinion of management, the liabilities if any, which may ultimately result from such lawsuits, are not expected to have a material adverse effect on the financial position, result of operations or cash flows of the Company.

         Leases

         Effective August 1, 2003, the Company amended its lease for office space expiring on July 31, 2008. Minimum future rental commitments with regard to the original and amended lease are payable as follows:

                          2005               29,500
                          2006               30,816
                          2007               31,584
                          2008               18,424
                                           --------
                                           $110,324
                                           ========

                                     - 37 -

                               ORTHOMETRIX, INC.
                         NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2004 AND 2003

11.      RELATED PARTY TRANSACTIONS:

         TRANSACTIONS WITH CERTAIN DIRECTORS AND OFFICERS

         During 2004, the Company borrowed $995,000 from several directors and officers of the Company and issued notes bearing interest at prime plus one (6% as of December 31, 2004) which mature one year from date of issuance. In addition, the Company borrowed $405,000 from unaffiliated individuals under the same terms and conditions.

         For all of the notes, the Company is obligated to prepay the principal amount within 10 days upon the occurrence of either of two events; if it (i) receives at least $1,000,000 to $5,000,000 from an equity financing or (ii) sells substantially all of its assets. In addition, for the $500,000 of notes issued from August 2003 through November
         2003, the Company was obligated to prepay the principal amount within
         10 days upon the Company receiving the remaining $500,000 from the
         Asset Sale, which was released by Cooper to the Company on January 30,
         2004. In February 2004, $350,000 of the borrowings were repaid from the
         $500,000 of sale proceeds received from Cooper. As additional compensation, the Company granted the note holders five-year warrants to purchase up to 1,360,000 shares of common stock at $0.05 per share.

         As of December 31, 2004, $376,910 of the remaining proceeds received were allocated to the warrants based on the application of the
         Black-Scholes option pricing model, with the remaining proceeds of
         $223,090 allocated to the notes payable. The value allocated to the warrants is being amortized to interest expense over the term of the notes. At December 31 2004, the unamortized discount on the notes payable is $33,597. During 2004 and 2003, the Company recorded interest expense of $288,705 and $51,230, respectively.

         In December 2004, the Board of Directors authorized the Company to offer to the holders of certain promissory notes issued by the Company the right to convert such notes into shares of the Company's common stock, par value $.0005 per share. In a letter dated December 15, 2004, the Company offered the holders of such notes the right to convert
         $2,145,000 of such notes into shares of common stock at $0.2813 per share, which price is equal to 80% of the weighted average price of the common stock during the period commencing November 15, 2004 and ending
         December 15, 2004. The promissory notes would mature at various intervals through January 2006. Each of the note holders were given the right to accept the Company's offer by returning such holder's note
         (marked "cancelled") to the Company.

         Holders of such notes elected to convert $1,545,000 of notes (the
         "Total Conversion Amount") to Common Stock. Of the Total Conversion
         Amount, $1,235,000 were notes held by either officers, directors or affiliates of the Company. (Of the remaining $600,000 of outstanding notes, $455,000 are held by officers and directors of the Company.) The notes that were converted did not have a beneficial conversion feature.

         Effective December 31, 2004, the Company converted the entire principal amounts (i.e., $1,545,000) of the promissory notes described above into
         5,492,995 shares of common stock. The difference between the fair value price of the common stock on the date of conversion as compared to the conversion price is $47,789 and is recorded as interest expense and paid in capital.

                                     - 38 -

                               ORTHOMETRIX, INC.
                         NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2004 AND 2003

11.      RELATED PARTY TRANSACTIONS (CONTINUED):

         In December 2003, the Company granted an entity affiliated with an officer of the Company warrants to purchase up to 240,000 shares of common stock at $0.05 per share as compensation for consulting services rendered. The value of the warrants were based on the application of the Black-Scholes option pricing model and valued at $11,665. The value of the warrants was recorded as consulting expense and as additional paid-in-capital.

         In January 2004, the Company granted a Director of the Company a warrant to purchase up to 50,000 shares of Common Stock at $0.05 per share in connection with the renewal for one year of an expired note.
         The value of the warrants were based on the application of the
         Black-Scholes option pricing model and valued at $3,415. The value of the warrants was recorded as interest expense and as additional paid-in capital.

         In November 2004, the Company granted a consultant warrants to purchase up to 75,000 shares of Common Stock at $0.36 per share for consulting services in lieu of his monthly retainer. The value of the warrants were based on the application of the Black-Scholes option pricing model valued at $23,670. The value of the warrants was recorded as consulting expense and as additional paid-in capital.

         In December 2004, the Company granted an Officer 317,000 shares of common stock at $0.26 per share for services rendered. The value of the stock was based on a 20% discount valued at $65,937. The value of the stock was recorded as consulting expense, common stock, and additional paid-in capital.

         TRANSACTIONS WITH BIONIX

         The Company and Bionix, a company of which Reynald G. Bonmati, the
         President and Chairman of the Board of the Company is President, were parties to three exclusive four-year sub-distribution agreements pursuant to which the Company has the right to purchase and sell certain systems and products from Bionix at a fixed percentage discount from contractually-stated selling prices. Under two separate sub-distribution agreements, dated October 1, 1999, the Company had the right to purchase and sell the pQCT and Galileo systems and products.
         Under the third sub-distribution agreement, dated February 17, 2000, the Company had the right to purchase and sell the Genestone 190 systems and products. During fiscal year 2002, the Company purchased from Bionix systems and products equal to approximately $4,500.
         Following the asset sale to Cooper, the Company focused exclusively on its musculoskeletal products and all Bionix rights from MIP were assigned to the Company for one dollar. Such rights also include the exclusive and perpetual authority, right and license in North America to seek PMA approval for the Orbasone, and to assemble, manufacture, market, sell and service the Orbasone. The Orbasone systems and products have not yet been approved by the U.S. Food and Drug
         Administration for sale in the U.S.

                                     - 39 -

                               ORTHOMETRIX, INC.
                         NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2004 AND 2003

12.      SUPPLEMENTAL SALES AND CUSTOMER INFORMATION:

         During 2004, approximately 48% of total sales was derived from the
         Company's four largest customers. During 2003, there were no significant customers. The Company's largest customers are medical device distributors.

         The Company's sales consisted of domestic sales to customers and export sales to customers in the following geographic territories:



                                                      2004                             2003
                                          ----------------------------        -----------------------

              Pacific Rim                 $           -         -   %         $      175         .01%
              Europe/Middle East                  3,000         .26           -                -
              Latin America                       8,257         .70           -                -
              Canada                             13,597        1.15           238,000          15.14

              Export Sales                            -         -                   -             -
              Domestic Sales                  1,155,023        97.89           1,334,578       84.85
                                          -------------        ------         ----------       -----
                                          $   1,179,877        100.0%         $1,572,753       100.0%
                                          =============        ======         ==========       ======


13.      QUARTERLY FINANCIAL DATA (UNAUDITED):



                                                                          2004 Quarters
                                ---------------------------------------------------------------------------------------------------
                                      First               Second                 Third               Fourth              Total
                                ------------------   ------------------    ------------------   -----------------    --------------

 Revenue                          $      168,387    $       274,468      $      391,226       $      345,796      $   1,179,877
 Gross Profit                             94,679            185,643             227,739              143,007            651,068
 Operating loss                         (385,313)          (272,248)           (297,927)            (700,863)        (1,656,351)
 Net loss                               (424,225)          (309,028)           (360,817)            (802,326)        (1,944,185)

 Weighted average shares:
 Basic and diluted                    29,544,621         29,825,944          29,825,944           31,235,286         31,235,286
 Basic and diluted per share      $        (0.01)             (0.01)              (0.01)               (0.03)             (0.06)

                                                                          2003 Quarters
                                ---------------------------------------------------------------------------------------------------
                                      First               Second                 Third               Fourth              Total
                                ------------------   ------------------    ------------------   -----------------    --------------

 Revenue                          $    500,160      $       361,319      $      420,056       $      291,218       $   1,572,753
 Gross Profit                          345,871              240,305             282,537              195,071           1,063,784
 Operating loss                       (306,186)            (372,103)           (309,971)            (313,053)         (1,301,313)
 Net loss                             (312,098)            (381,108)           (320,838)            (335,112)         (1,349,156)

 Weighted average shares:
 Basic and diluted                  29,544,621           29,544,621          29,544,621           29,544,621          29,544,621
 Basic and diluted per share             (0.02)               (0.01)              (0.01)               (0.01)              (0.05)


                                     - 40 -

                                ORTHOMETRIX, INC.
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2004 AND 2003

14.      SUBSEQUENT EVENTS (UNAUDITED)

         On February 25, 2005, the Company entered into a Securities Purchase
         Agreement with Rock Creek Investment Partners, L.P. Pursuant to such agreement, the Company sold 2,321,429 of the Company's common shares of beneficial interest, par value $.0005 per share, for an aggregate purchase price of $650,000, to Rock Creek Investment Partners, L.P.

         On March 3, 2005 the Company entered into a Securities Purchase
         Agreement with Psilos Group Partners II SBIC, L.P. Pursuant to such agreement, the Company sold 4,000,000 of the Company's common shares of beneficial interest, par value $.0005 per share, for an aggregate purchase price of $1,000,000, to Psilos Group Partners II SBIC, L.P.
         Albert S. Waxman, a director of Orthometrix, is a partner of Psilos
         Group Partners II SBIC, L.P.

         On March 4, 2005, of the remaining $600,000 loan balance, $500,000 was repaid and $100,000 due to an officer was used to purchase him 400,000 shares, par value $.0005 per share.

ITEM 8.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
         FINANCIAL DISCLOSURE

NONE

ITEM 8A:  CONTROLS AND PROCEDURES

The Company's principal executive officer and principal financial officer have, within 90 days of the filing date of this annual report, evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in
Exchange Act Rules 13a - 14(c)) and have determined that such disclosure controls and procedures are adequate. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect such internal controls since the date of evaluation. Accordingly, no corrective actions have been taken with regard to significant deficiencies or material weaknesses.

                                     - 41 -

                                    PART III

ITEMS 9, 10, 11, AND 12

The information required under these items is contained in the Company's Proxy
Statement relating to its 2005 Annual Meeting of Stockholders, which Proxy
Statement will enclose this Form 10-K and is being filed with the Securities and
Exchange Commission within 120 days after the close of the Company's fiscal year end. This information is incorporated herein by reference.

ITEM 13.   EXHIBITS

               2.1     Asset Purchase Agreement with Cooper Surgical Acquisition
                       Corp. and Orthometrix, Inc. (D)

               3.1     Restated Certificate of Incorporation of Orthometrix,
                       Inc. (E)

               3.2     By-laws of Orthometrix, Inc. as amended (F)

             +10.1     Assignment and Assumption Agreement dated as of April 12,
                       2002 among Bionix, LLC, Orthometrix, Inc. and M.I.P.
                       GmbH. (A)

             +10.2     Assignment and Assumption Agreement dated as of April 12,
                       2002 among Bionix, LLC, Orthometrix, Inc. and Stratec
                       Medizintechnik, GmbH. (A)

             +10.3     Assignment and Assumption Agreement dated as of April 12,
                       2002 among Bionix, LLC, Orthometrix, LLC and Novotec
                       Maschinen GmbH. (A)

              10.4     $405,000 Promissory Note, dated January 31, 2004, between
                       Orthometrix, Inc. and Reynald Bonmati. This note replaces
                       notes dated August 20, 2003; August 26, 2003; September
                       12, 2003; September 26, 2003; November 7, 2003; January
                       16, 2004 and January 23, 2004 in the amounts of $25,000
                       ($20,000 of which has been paid off); $10,000; $40,000;
                       $25,000;$250,000; $50,000 and $25,000, respectively. (B)

              10.5     $50,000 Promissory Note, dated April 1, 2004, between
                       Orthometrix, Inc. and David E. Baines. (C)

              10.6     $50,000 Promissory Note, dated April 28, 2004, between
                       Orthometrix, Inc. and First Global Services Corp. (C)

              10.7     $25,000 Promissory Note, dated June 30, 2004, between
                       Orthometrix, Inc. and Ralph G. Theodore and Ellen H.
                       Theodore JTWROS. (C)

                                     - 42 -

ITEM 13.   EXHIBITS
           (Continued)

              10.8     $50,000 Promissory Note, dated October 18, 2004, between
                       Orthometrix, Inc. and Farooq Kathwari. (G)

              10.9     $20,000 Promissory Note, dated November 8, 2004, between
                       Orthometrix, Inc. and John Utzinger. (G)

              10.10    $50,000 Promissory Note, dated December 6, 2004, between
                       Orthometrix, Inc. and Reynald Bonmati. (G)

              10.11    Securities Purchase Agreement, dated February 25, 2005,
                       between Orthometrix, Inc. and Rock Creek Investment
                       Partners, L.P. (G)

              10.12    Securities Purchase Agreement, dated March 3, 2005,
                       between Orthometrix, Inc. and Psilos Group Partners II
                       SBIC, L.P. (G)

              Exhibits required by Item 601 of Regulation S-B are filed
              herewith:

              31.1     Chief Executive Officer's Certification, pursuant to
                       Section 302 of the Sarbanes-Oxley Act of 2002.

              31.2     Chief Financial Officer's Certification, pursuant to
                       Section 302 of the Sarbanes-Oxley Act of 2002.

              32       Certification of Chief Executive Officer and Chief
                       Financial Officer, pursuant to 18 U.S.C. Section 1350, as
                       adopted pursuant to Section 906 of the Sarbanes-Oxley Act
                       of 2002.

              + Confidentiality requested as to certain provisions.

              (A)      This Exhibit was previously filed as an Exhibit to the
                       Company's Report on Form 10-QSB dated May 15, 2003 and is
                       incorporated herein by reference

              (B)      This Exhibit was previously filed as an Exhibit to the
                       Company's Report on Form 10-QSB dated March 25, 2004 and
                       is incorporated herein by reference.

              (C)      This Exhibit was previously filed as an Exhibit to the
                       Company's Report on Form 10-QSB dated May 17, 2004, as is
                       incorporated herein by reference.

              (D)      This Exhibit was previously filed as an Exhibit to the
                       Company's Report on Form 8-K dated April 15, 2002, as is
                       incorporated herein by reference.

                                     - 43 -

ITEM 13.      EXHIBITS
              (Continued)

                  (E)    This Exhibit was previously filed as an Exhibit to the
                         Company's Report on Form 10-Q dated November 13, 1997,
                         and is incorporated herein by reference.

                  (F)    This Exhibit was previously filed as an Exhibit to the
                         Company's Registration Statement on Form S-I
                         (Registration No. 33-93220), effective August 1, 1995,
                         and is incorporated herein by reference.

                  (G)    The Exhibit was previously filed as an Exhibit to the
                         Company's Report on Form 10-KSB dated March 25, 2005,
                         and is incorporated herein by reference.

                                     - 44 -

ITEM 14.       PRINCIPAL ACCOUNTING FEES AND SERVICES

               1.  Audit Fees - The aggregate fees for the years ended December
                   31, 2004 and 2003 for professional services rendered by
                   Radin, Glass & Co., LLP for the audit of annual financial
                   statements and review of financial statements included in any
                   Form 10-QSB or services that are normally provided by the
                   accountant in connection with statutory and regulatory
                   filings or engagements are approximately $30,250 in 2003 and
                   $28,500 in 2004.

               2.  Audit-Related Fees - The registrant did not pay any
                   audit-related fees during the years ended December 31, 2004 and 2003 that are not reported under paragraph 1 above.

               3.  Tax Fees - The registrant did not pay any fees during the years ended December 31, 2004 and 2003 for professional
                   services rendered by the principal accountant for tax
                   compliance, tax advice, and tax planning.

               4.  All Other Fees - The registrant did not pay any other fees during the years ended December 31, 2004 and 2003 other than those reported in paragraphs 1 through 3 above.

                                     - 45 -

                                   SIGNATURES

  Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange
  Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of White
  Plains, New York, on the 24th day of March, 2005.

                                        ORTHOMETRIX, INC.

                                        By: /s/ Reynald Bonmati
                                           ---------------------------
                                           Name:  Reynald G. Bonmati
                                           Title: President

                                POWER OF ATTORNEY

  Each person whose signature appears below hereby constitutes and appoints
  Reynald G. Bonmati as true and lawful attorney-in-fact and agent of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments to this Annual Report and to file the same, with all exhibits thereto, and other documents in connection therewith, with the
  Commission, and hereby grants to such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or desirable to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Exchange Act of 1934, this
  Annual Report has been signed below by the following persons on behalf of the
  Registrant, Orthometrix, Inc., in the capacities and on the dates indicated.

        Signature               Capacity In Which Signed               Date
        ---------               ------------------------             --------

  /s/ Reynald G. Bonmati        Chairman of the Board and         March 24, 2005
 ------------------------     President (Principal Executive
      Reynald G. Bonmati          Officer); and Director

   /s/ Neil H. Koenig            Chief Financial Officer          March 24, 2005
 -----------------------     (Principal Financial Officer and
       Neil H. Koenig          Principal Accounting Officer)

                                     - 46 -

        Signature               Capacity In Which Signed               Date
        ---------               ------------------------             --------

   /s/ Michael W. Huber                 Director                  March 24, 2005
 -------------------------
       Michael W. Huber

   /s/ Andre-Jacques Neusy              Director                  March 24, 2005
 ---------------------------
       Andre-Jacques Neusy

      /s/ William Orr                   Director                  March 24, 2005
 ---------------------------
          William Orr

   /s/ Albert S. Waxman                 Director                  March 24, 2005
 ---------------------------
       Albert S. Waxman

                                     - 47 -

                                                                   EXHIBIT 31.1

                                 CERTIFICATIONS

I, Reynald Bonmati, certify that:

1.    I have reviewed this annual report on Form 10-KSB of Orthometrix, Inc.;

2.    Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.    Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.    The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act
      Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

          a)   designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b)   evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure
               controls and procedures, as of the end of the period covered by this report based on such evaluation; and

          c)   disclosed in this report any change in the small business
               issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter
               (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting and;

5.    The small business issuer's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of small business issuer's board of directors (or persons performing the equivalent functions):

          a)   all significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

          b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal controls over financial reporting.

Date:  June 9, 2005

                               /s/ Reynald Bonmati
                               ---------------------------
                               Reynald Bonmati
                               President/Chief Executive Officer

                                                                    EXHIBIT 31.2

                                 CERTIFICATIONS

I, Neil Koenig, certify that:

1.    I have reviewed this annual report on Form 10-KSB of Orthometrix, Inc.;

2.    Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.    Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.    The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act
      Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

          a)   designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b)   evaluated the effectiveness of the small business issuer's disclosure controls and procedures presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

          c)   disclosed in this report any change in the small business
               issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter
               (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting and;

5.    The small business issuer's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of small business issuer's board of directors (or persons performing the equivalent functions):

          a)   all significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

          b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal controls over financial reporting.

Date:    June 9, 2005

                                 /s/ Neil Koenig
                                 ----------------------------
                                 Neil Koenig
                                 Chief Financial Officer

                                                                      EXHIBIT 32

                                ORTHOMETRIX, INC.
                          FORM 10-KSB DECEMBER 31, 2004

                            CERTIFICATION PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

         In connection with the Annual Report of Orthometrix, Inc., (the
"Company"), on Form 10-KSB for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, in the capacities and on the date indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002, that to his knowledge: (1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange
Act of 1934; and (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the
Company.

Date:  June 9, 2005                        /s/ Reynald Bonmati
                                           -----------------------------------
                                           Reynald Bonmati
                                           Chief Executive Officer

Date:  June 9, 2005
                                           /s/ Neil H. Koenig
                                           -----------------------------------
                                           Neil H. Koenig
                                           Chief Financial Officer